Exhibit 99.3

GREAT PANTHER SILVER LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2016

TABLE OF CONTENTS

PROFILE AND STRATEGY	3
OVERALL PERFORMANCE - OPERATIONAL AND FINANCIAL HIGHLIGHTS	8
SIGNIFICANT EVENTS	10
MINING OPERATIONS	12
SELECTED ANNUAL INFORMATION	22
SUMMARY OF SELECTED QUARTERLY INFORMATION	23
RESULTS OF OPERATIONS	25
OUTLOOK	31
LIQUIDITY AND CAPITAL RESOURCES	31
TRANSACTIONS WITH RELATED PARTIES	34
CRITICAL ACCOUNTING ESTIMATES	34
CHANGES IN ACCOUNTING POLICIES	35
FINANCIAL INSTRUMENTS	36
SECURITIES OUTSTANDING	37
CONTROLS AND PROCEDURES	37
NON-IFRS MEASURES	38
CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS	44
CAUTIONARY NOTE TO US INVESTORS	46

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 2

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the annual audited consolidated financial statements of Great Panther Silver Limited (“Great Panther” or the “Company”) for the year ended December 31, 2016 and the notes related thereto, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and the most recent annual Form 40–F/Annual Information Form (“AIF”) on file with the US Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities.

All information in this MD&A is current as at February 24, 2017, unless otherwise indicated.

Effective July 1, 2016, the presentation currency of the Company was changed from the Canadian dollar (“CAD”) to the US dollar (“USD”). As a result, all dollar amounts in this MD&A are expressed in USD, unless otherwise noted. This was done because the functional currency of the Company, and of a number of its subsidiaries, changed to the USD. Please refer to the Changes in Accounting Policies section of this MD&A.

This MD&A contains forward-looking statements and should be read in conjunction with the Cautionary Statement on Forward-Looking Statements section at the end of this MD&A.

Any references to “cash cost” in this MD&A should be understood to mean cash cost per payable silver ounce, net of by-product revenue (“cash cost”). This MD&A also makes reference to cash cost per silver equivalent ounce (“cash cost per Ag eq oz”), EBITDA, adjusted EBITDA, mine operating earnings before non-cash items, all-in sustaining cost per payable silver ounce (“AISC”) and all-in sustaining cost per silver equivalent ounce (“AISC per Ag eq oz”). These are all considered non-IFRS measures. Please refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliations to the Company’s reported financial results.

Some tables contained in this MD&A may not sum exactly, due to rounding.

PROFILE AND STRATEGY

Great Panther Silver Limited is a primary silver mining and precious metals producer and exploration company listed on the Toronto Stock Exchange (the “TSX”) trading under the symbol GPR, and on the NYSE MKT LLC (the “NYSE MKT”) trading under the symbol GPL. The Company’s wholly-owned mining operations in Mexico are the Topia Mine (or “Topia”), and the Guanajuato Mine Complex (the “GMC”) which comprises the Company’s Guanajuato Mine, the San Ignacio Mine (or “San Ignacio”), and the Cata processing plant. The GMC produces silver and gold concentrate and is located in central Mexico, approximately 380 kilometres north-west of Mexico City, and approximately 30 kilometres from the Guanajuato International Airport. The Topia Mine is located in the Sierra Madre Mountains in the state of Durango in northwestern Mexico and produces concentrates containing silver, gold, lead and zinc at its own processing facility.

On December 19, 2016, the Company entered into an agreement to acquire a 100% interest in the Coricancha Mine Complex (the “CMC”) in Peru. The CMC is a gold-silver-copper-lead-zinc mine located in the central Andes of Peru, approximately 90 kilometres east of Lima, and has been on care and maintenance since August 2013. The CMC has a permitted and operational 600 tonne per day processing facility along with supporting mining infrastructure. The Company expects the acquisition to close during the first quarter of 2017.

The Company’s exploration properties include the El Horcón, Santa Rosa and Plomo projects in Mexico; and the Argosy project in Canada. The El Horcón project is located 100 kilometres by road northwest of Guanajuato, Santa Rosa is located approximately 15 kilometres northeast of Guanajuato, and the Plomo property is located in Sonora, Mexico. The Argosy property is located in the Red Lake Mining District in Northwestern Ontario, Canada. The Company did not undertake any active exploration programs on these exploration properties in 2016.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 3

In addition, the Company continues to evaluate additional mining opportunities in the Americas.

Additional information on the Company, including its AIF, can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml or on the Company’s website at www.greatpanther.com.

Goals and Objectives

Great Panther’s mission is to operate safe precious metal mines, with above average profitability, in an environmentally and socially responsible manner for the benefit of employees, investors and communities, while pursuing its goal to become a senior producer by acquiring and developing additional mines and advanced stage precious metals projects in the Americas with strong operating fundamentals and cash-flow potential.

The Company’s primary goal is growth that will increase the Company’s operating cash flow potential in a manner that will maximize long-term shareholder value. Management’s specific objectives are to increase production and earnings from existing mining operations and realize positive cash flow while continuing to actively develop existing projects and pursue the acquisition of new mining operations, exploration, and development opportunities in the Americas.

Great Panther believes that its ability to make a longstanding and positive contribution toward sustainable development through the protection of the health and well-being of its people and its host communities, environmental stewardship, and community engagement and development is a key driver to achieving a responsible and profitable business.

Key Performance Drivers

Great Panther’s ability to continue to successfully achieve its goals of increasing production while generating positive cash flow is dependent on a number of factors that are regularly measured and monitored. The Company’s key performance drivers are the following:

Metal Production

The Company commenced production at its Guanajuato and Topia mines in 2006 and commissioned the San Ignacio Mine in 2014. In 2015, the Company grew production to a record 4.2 million silver equivalent ounces (“Ag eq oz”). Production in 2016 was 3.9 million Ag eq oz and decreased from 2015 due to three temporary shutdowns at the Topia Mine, including a temporary suspension of processing in early December 2016 to facilitate the transition to the Topia Phase II tailings storage facility and upgrades to the existing processing facilities.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 4

Since 2011, production has increased at a compound annual growth rate of 12%. The significant growth over the past 5 years has brought production levels close to plant capacity at the GMC. For 2017, the Company expects production to be in the range of 4.0 – 4.1 million Ag eq oz, slightly higher than the level seen in 2016.

Fundamental to maintaining and growing production is the ability to add mineral resources through exploration of the Company’s existing operating mines, acquisition of mines such as the CMC, and also through the exploration and acquisition of other projects. Great Panther is committed to seeking out other new opportunities to grow and develop its business.

Resources

As noted above, delineation of mineral resources is essential to the future production capability of the Company. When Great Panther acquired its two existing mines in Mexico in 2005, there were no National Instrument 43-101 (“NI 43-101”) compliant resources for either property. Since that time, the Company has allocated significant capital to support production growth through the definition of new mineral resources at the GMC and Topia.

In 2016, the Company conducted 15,685 metres of exploration drilling at its operating mines, and plans to undertake approximately 39,500 metres of exploration drilling on all mines and projects in 2017 to further define resources, look for vein extensions and test new targets.

Operating Costs

Attaining and maintaining low unit operating costs is critical to achieving strong operating cash flow. As experienced in the past few years, metal prices can be volatile. Having low unit costs increases mine net earnings and enables the Company to be more resilient during periods of weak metal prices.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 5

The Company measures and reports unit costs in terms of cash cost and cash cost per Ag eq oz, both of which are common non-IFRS metrics reported by companies in the mining industry. In 2016, the Company’s average cash cost decreased 51% to $3.65, while the average cash cost per Ag eq oz decreased 9% to $10.35 (when compared to the prior year).

The Company’s reported cash cost is affected by changes in metal prices of non-silver by-products, specifically gold at GMC and lead, zinc and gold at Topia. Cash cost per Ag eq oz is only affected by changes in by-product metal prices to the extent that there is a change in the ratio of these by-product prices relative to the price of silver.

The Company also measures and reports AISC and AISC per Ag eq oz. In 2016, the Company’s average AISC decreased 20% to $10.99, whereas the average AISC per Ag eq oz decreased 5% to $14.29.

The cash cost and AISC results for 2016 were both below the Company’s cost guidance.

Refer to the Mining Operations and Non-IFRS Measures sections in this MD&A for a more detailed discussion of the Company’s cost metrics, including details of their computation.

Metal Prices

One of the Company’s objectives is to maintain leverage to the price of silver and gold. To this end, the Company does not engage in any long-term hedging arrangements for either silver or gold prices. As a result, Great Panther’s share price tends to correlate very strongly with the price of silver and gold.

During 2016, the spot price of silver increased by 18% from $13.821 per ounce at the beginning of the year to $16.24 per ounce at the end of the year. The spot price of gold increased by 9% from $1,0622 per ounce at the beginning of the year to $1,159 per ounce at the end of the year. The prices of silver and gold have fluctuated significantly in recent years and are expected to continue to be volatile in 2017.

1 London Bullion Market Association Silver Fixings

2 London Bullion Market Association AM Gold Fixings

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 6

The Company’s financial results are very sensitive to the price of silver and gold, and to a lesser extent, lead and zinc. The following table summarizes the effect of changes in the silver price on the Company’s 2017 revenue outlook, based on an assumed production of 4.1 million silver equivalent ounces, which represents the top of the Company’s production guidance range for 2017:

Revenue Sensitivity to Change in Silver Price

Silver price per ounce		$13.50	$15.50	$17.50	$19.50	$21.50
GMC revenue	000’s	$41,316	$43,897	$46,477	$49,058	$51,638
Topia revenue	000’s	13,956	15,295	16,634	17,974	19,313
Total revenue	000’s	55,272	59,192	63,111	67,032	70,951

Assumes gold price of $1,190/oz, zinc price of $1.15/lb., lead price of $0.95/lb., and production of 4.1 million Ag eq oz.

Revenue Sensitivity to Change in Gold Price

Gold price per ounce		$1,000	$1,100	$1,200	$1,300	$1,400
GMC revenue	000’s	$41,633	$43,843	$46,053	$48,263	$50,474
Topia revenue	000’s	16,223	16,264	16,304	16,344	16,384
Total revenue	000’s	57,856	60,107	62,357	64,607	66,858

Assumes silver price of $17.00/oz, zinc price of $1.15/lb., lead price of $0.95/lb., and production of 4.1 million Ag eq oz.

The Company’s cash cost is affected by changes in metal prices of the by-products of silver, specifically gold at GMC and lead, zinc and gold at Topia. The following tables summarize the effect of changes in prices of gold, lead and zinc on the Company’s 2017 estimated cash cost based on an assumed production of 4.1 million Ag eq oz and assumed cash cost of $5.00, which represent the top of the Company’s production guidance range and bottom of the cash cost guidance range for 2017, respectively.

Cash Cost: Sensitivity to Change in Gold Price

Gold price per ounce	$1,000	$1,100	$1,200	$1,300	$1,400
Cash cost	$7.18	$6.04	$4.89	$3.74	$2.59

Assumes silver price of $17.00/oz, zinc price of $1.15/lb., lead price of $0.95/lb., and production of 4.1 million Ag eq oz.

Cash Cost: Sensitivity to Change in Zinc Price

Zinc price per pound	$1.05	$1.15	$1.25	$1.35	$1.45
Cash cost	$5.12	$5.00	$4.91	$4.83	$4.74

Assumes gold price of $1,190/oz, silver price of $17.00/oz., lead price of $0.95/lb., and production of 4.1 million Ag eq oz.

Cash Cost: Sensitivity to Change in Lead Price

Lead price per pound	$0.85	$0.95	$1.05	$1.15	$1.25
Cash cost	$5.11	$5.00	$4.92	$4.85	$4.78

Assumes gold price of $1,190/oz, zinc price of $1.15/lb., silver price of $17.00/oz., and production of 4.1 million Ag eq oz.

1 London Bullion Market Association AM Gold Fixings

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 7

OVERALL PERFORMANCE - OPERATIONAL AND FINANCIAL HIGHLIGHTS

	Q4 2016	Q4 2015	Change	2016	2015	Change
OPERATING RESULTS
Tonnes milled (excluding custom milling)	92,869	94,874	(2)%	376,739	375,332	0%
Ag eq oz produced[1]	883,772	1,002,584	(12)%	3,884,960	4,159,121	(7)%
Silver ounce production	460,571	553,189	(17)%	2,047,260	2,386,028	(14)%
Gold ounce production	5,206	5,637	(8)%	22,238	21,740	2%
Payable silver ounces	488,428	502,170	(3)%	2,010,252	2,278,194	(12)%
Ag eq oz sold	883,348	921,710	(4)%	3,742,733	3,883,643	(4)%
Cost per tonne milled[2]	$86	$97	(11)%	$88	$101	(13)%
Cash cost[2]	$5.83	$8.14	(28)%	$3.65	$7.50	(51)%
Cash cost per Ag eq oz2	$10.48	$11.31	(7)%	$10.35	$11.36	(9)%
AISC[2]	$16.44	$15.10	9%	$10.99	$13.76	(20)%
AISC per Ag eq oz2	$16.35	$15.07	8%	$14.29	$15.00	(5)%

(in 000’s, unless otherwise noted)	Q4 2016	Q4 2015	Change	2016	2015	Change
FINANCIAL RESULTS
Revenue	$12,515	$13,142	(5)%	$61,881	$56,218	10%
Mine operating earnings before non-cash items[2]	$4,476	$3,760	19%	$27,728	$18,416	51%
Mine operating earnings	$2,411	$2,471	(2)%	$22,022	$4,366	404%
Net loss	$(1,498)	$(3,725)	(60)%	$(4,118)	$(7,157)	(42)%
Adjusted EBITDA[2]	$1,376	$(427)	(422)%	$16,519	$7,138	131%
Operating cash flows before changes in non-cash net working capital	$1,119	$(593)	(289)%	$15,975	$7,037	127%
Cash and short-term deposits at end of period	$56,662	$13,685	314%	$56,662	$13,685	314%
Net working capital at end of period	$66,560	$25,477	161%	$66,560	$25,477	161%
Average realized silver price per oz [3]	$14.99	$13.57	10%	$17.15	$15.11	14%
Loss per share – basic and diluted	$(0.01)	$(0.03)	(67)%	$(0.03)	$(0.05)	(40)%

Highlights of 2016 compared to 2015, unless otherwise noted:

•	Metal production decreased 7% to 3,884,960 Ag eq oz;

•	Silver production decreased 14% to 2,047,260 ounces;

•	Gold production increased 2% to 22,238 ounces, an annual record;

•	Cash cost decreased 51% to $3.65 per payable silver ounce, below 2016 guidance;

[1]	Silver equivalent ounces are referred to throughout this document. For 2016, Ag eq oz are calculated using a 70:1 Ag:Au ratio and ratios of 1:0.0504 and 1:0.0504 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. Comparatively, in 2015 Ag eq oz were calculated using a 65:1 Ag:Au ratio, and ratios of 1:0.050 and 1:0.056 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations.
[2]	The Company has included the non-IFRS performance measures cost per tonne milled, cash cost, cash cost per Ag eq oz, AISC, AISC per Ag eq oz, mine operating earnings before non-cash items and adjusted EBITDA throughout this document. Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.
[3]	Average realized silver price is prior to smelting and refining charges.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 8

•	Cash cost per Ag eq oz decreased 9% to $10.35;

•	AISC decreased 20% to $10.99 per payable silver ounce, below 2016 guidance;

•	AISC per Ag eq oz decreased 5% to $14.29;

•	Revenue increased 10% to $61.9 million;

•	Mine operating earnings before non-cash items increased to $27.7 million, a 51% increase compared to $18.4 million;

•	Adjusted EBITDA improved to $16.5 million from $7.1 million;

•	Net loss totaled $4.1 million, compared to a net loss of $7.2 million;

•	Cash flows from operating activities, before changes in non-cash net working capital (“NCWC”), increased to $16.0 million, from $7.0 million;

•	Cash and short-term deposits increased to $56.7 million at December 31, 2016 from $13.7 million at December 31, 2015; and

•	Net working capital increased to $66.6 million at December 31, 2016 from $25.5 million at December 31, 2015.

Highlights of the fourth quarter 2016 compared to fourth quarter 2015:

•	Metal production decreased 12% to 883,772 Ag eq oz;

•	Silver production decreased 17% to 460,571 ounces;

•	Gold production decreased 8% to 5,206 ounces;

•	Cash cost decreased 28% to $5.83 per ounce;

•	AISC increased 9% to $16.44 per payable silver ounce;

•	Revenue decreased 5% to $12.5 million;

•	Mine operating earnings before non-cash items was $4.5 million, an increase of 19%;

•	Adjusted EBITDA amounted to $1.4 million compared to negative $0.4 million;

•	Net loss totaled $1.5 million, compared to a net loss of $3.7 million; and

•	Cash flow from operating activities before changes in non-cash net working capital amounted to $1.1 million, compared to negative $0.6 million.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 9

SIGNIFICANT EVENTS

On January 14, 2016, the Company reported a theft of explosives from one of the mines at the GMC. The Company voluntarily suspended the use of all explosives material at the GMC to facilitate ongoing investigations by regulatory authorities, and to enhance security. On February 16, 2016, the regulatory authorities concluded their formal investigation. Operations at the GMC were intermittently halted over the investigation period and were fully resumed on February 16, 2016.

In February 2016, Comisión Nacional del Agua (“CONAGUA”), the Mexican federal agency responsible for water administration, required that the Company make formal applications for permits associated with the occupation and construction of the tailings storage facility at the GMC. Following the February meeting, the Company filed its applications. After the Company filed the applications, CONAGUA carried out an inspection of the tailings storage facility and requested further technical information. The Company is in the process of compiling the requested technical information. The compilation, submission, and CONAGUA’s review of such information, has been ongoing for several months, and is expected to continue to extend at least into the second quarter of 2017. Please refer to the GMC Development section of this MD&A for additional information.

On February 24, 2016, the Company elected to terminate an option to purchase the Guadalupe de los Reyes Project in Sinaloa, Mexico, after concluding an evaluation of the project, which included a surface diamond drill program.

On April 21, 2016, the Company entered into an At-the-Market Offering (the “ATM Offering”) agreement under which the Company had the discretion to sell common shares up to a maximum in gross sales proceeds of $10.0 million, until December 31, 2016. The Company issued 3,498,627 common shares under the ATM Offering for aggregate gross proceeds of $5.7 million.

On May 11, 2016, the Company elected to terminate an option agreement to acquire a 100% interest in the CMC. The decision terminated the Company’s exclusive right to explore and purchase the CMC, but the Company continued its evaluation of the project and its negotiations with the owner. The Company recorded an impairment charge of $1.7 million as a result of the termination of its exclusive right to explore and purchase the CMC.

On July 12, 2016, the Company closed an equity bought deal offering that was announced on July 6, 2016. Upon closing, the Company sold 18,687,500 Units at a price of $1.60 per Unit for gross proceeds of $29.9 million. Each Unit consisted of one common share of the Company and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant entitles the holder to purchase one share at the exercise price of $2.25 per share for a period of 18 months after the closing of the offering. The Company paid a cash commission to the underwriters equal to 6% of the gross proceeds of the offering. The Company intends to use the net proceeds from this offering, along with the net proceeds from the aforementioned ATM Offering, to fund operating, development and exploration expenditures at its mining operations and projects, for possible future acquisitions, and for general corporate and working capital purposes. To the date of this MD&A, the net proceeds of the ATM Offering and the bought deal offering have not been used and have been placed in short-term bank guaranteed deposits or other similarly secure deposits.

On October 31, 2016, the Company filed a short form base shelf prospectus with the securities commissions in each of the provinces and territories of Canada, except for Quebec, and a corresponding registration statement on Form F-10 with the SEC. Subject to the subsequent preparation and filing of a prospectus supplement, these filings allow Great Panther to make offerings of common shares, warrants, subscription receipts, units, or any combination thereof, having an aggregate offering price of up to $80.0 million (CAD) in Canada and the United States over a 25-month period. Great Panther filed this base shelf prospectus with the intention of maintaining financial flexibility, and the maximum amount that could potentially be offered under the base shelf prospectus does not reflect an estimate of future financing requirements. At this time, there are no foreseeable financing requirements associated with the Company’s existing operating and development plans, however, the execution of the Company’s growth strategy may warrant further financing.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 10

In early December 2016, the Company temporarily halted processing at the Topia Mine in order to facilitate certain plant upgrades and a transition to a new tailings storage facility under construction. Mine operations have continued during the plant shutdown and all ore is being stockpiled to be processed when the plant restarts. The Company plans to restart the plant prior to the end of the first quarter of 2017. Further details regarding the new tailings storage facility are included in the Topia Development section.

On December 19, 2016, the Company entered into an agreement whereby the Company’s wholly-owned Peruvian subsidiary will acquire all the shares of Nyrstar Coricancha S.A. (“Coricancha”) from subsidiaries of Nyrstar N.V. (“Nyrstar”). Coricancha is the owner of a 100% interest in the CMC. Under the terms of the purchase agreement, the purchase price comprises (i) $0.1 million to be paid upon closing, (ii) an amount equal to cash on hand in Coricancha at completion, and (iii) earn-out consideration of up to $10.0 million. Under the earn-out, Nyrstar will be paid 15% of the free cash flow generated by the CMC during the 5-year period after which the CMC is cumulative free-cash flow positive from closing.

Pursuant to the purchase agreement, the Company will undertake the reclamation of certain legacy tailings facilities at the CMC, which Nyrstar will fund to a maximum of $20 million. In addition, Nyrstar will maintain a $9.7 million closure bond for the CMC for a period of three years from the time of closing. The Company will assume this mine closure bond at the end of this three-year period, unless the Company determines within this three-year period to permanently close the CMC. In the event of a determination to permanently close the CMC within this period, Nyrstar will fund mine closure costs to the extent of its mine closure bond obligation. Nyrstar has also agreed to settle all outstanding fines or sanctions, to a maximum of $4 million (subject to certain exclusions to which the cap will not apply). Any obligations that exceed the amounts guaranteed by Nyrstar are the responsibility of the Company.

The Company experienced one fatality at its Topia Mine and two fatalities at the GMC in 2016. The Company considers health and safety of its workers, and others in the communities in which it operates, to be a top priority. The Company completed extensive investigations into each event and routinely undertakes safety training and updates and improvements to safety procedures and practices to minimize injuries and provide the safest work environment possible.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 11

MINING OPERATIONS

Consolidated operations

	2016					2015
	FY	Q4	Q3	Q2	Q1	FY	Q4	Q3	Q2	Q1
Tonnes mined[1]	378,121	98,867	94,310	100,219	84,725	376,400	94,804	96,770	84,979	99,847
Tonnes milled	376,739	92,869	95,282	99,905	88,683	375,332	94,874	93,730	87,476	99,252
Custom milling (tonnes)	5,125	1,202	1,197	1,199	1,527	5,687	1,583	1,346	1,560	1,198
Total tonnes milled	381,864	94,071	96,479	101,104	90,210	381,019	96,457	95,076	89,036	100,450
Production
Silver (ounces)	2,047,260	460,571	510,491	536,726	539,472	2,386,028	553,189	586,918	648,810	597,111
Gold (ounces)	22,238	5,206	5,423	6,010	5,599	21,741	5,637	6,079	5,322	4,703
Lead (tonnes)	1,034	213	248	290	282	1,198	278	341	300	279
Zinc (tonnes)	1,496	315	324	433	424	1,850	425	493	491	441
Ag eq oz	3,884,960	883,772	953,632	1,037,728	1,009,828	4,159,122	1,002,584	1,080,296	1,088,355	987,887
Sales
Payable silver ounces	2,010,252	488,428	442,277	601,449	478,098	2,278,194	502,170	545,787	607,898	622,339
Ag eq oz sold	3,742,733	883,348	864,605	1,148,467	846,313	3,883,643	921,710	931,198	1,022,727	1,008,008
Cost metrics
Cost per tonne milled	$88	$86	$86	$86	$95	$101	$97	$96	$109	$102
Cash cost	$3.65	$5.83	$3.30	$1.72	$4.20	$7.50	$8.14	$6.50	$6.63	$8.71
Cash cost per Ag eq oz	$10.35	$10.48	$10.99	$9.67	$10.49	$11.36	$11.32	$10.47	$11.25	$12.32
AISC	$10.99	$16.44	$11.97	$7.19	$9.25	$13.76	$15.10	$13.08	$12.54	$14.47
AISC per Ag eq oz	$14.29	$16.35	$15.43	$12.54	$13.35	$15.00	$15.07	$14.32	$14.76	$15.88

1 Excludes purchased ore.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 12

Ore processed for the year ended December 31, 2016 remained consistent with the prior year level (details in the table above).

During the fourth quarter 2016, ore processed decreased by 2% compared to the fourth quarter of 2015 and was attributable to the temporary suspension in processing at the Topia Mine in early December 2016. For the same reason the throughput decreased by 3% relative to the third quarter of 2016.

Metal production for the year ended December 31, 2016 decreased 7% compared to the prior year. The decrease in production reflected the 15% lower throughput at Topia due to three temporary shutdowns in operations, as well as lower ore grades and recoveries at the GMC.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 13

Metal production decreased 12% relative to the fourth quarter of 2015, predominantly due to the 25% reduction in throughput at the Topia Mine, in light of the temporary suspension of milling operations in early December 2016 to facilitate the transition to the Topia Phase II tailings storage facility and upgrades to the existing processing facilities. In addition, the Company’s operations during the fourth quarter of 2016 were challenged by lower grades and gold recoveries. Compared to the third quarter of 2016, metal production decreased by 7%, as the fourth quarter of 2016 was impacted by the lower throughput at Topia and lower grades at the GMC.

The Company continued its trend of significant reductions in cash cost (on a payable silver ounce basis) from prior year levels.

Cash cost was $3.65 for the year ended December 31, 2016, a 51% decrease compared to the year ended December 31, 2015. The decrease in cash cost was due to the impact of higher by-product credits due to higher average realized gold, zinc and lead prices. In addition, the strengthening of the USD compared to the Mexican peso (“MXN”) reduced cash operating costs in USD terms. These factors were partly offset by higher MXN unit production costs and the impact of lower payable silver ounces, both of which were attributable in part to the lower ore grades.

Similarly, cash cost for the fourth quarter of 2016 decreased 28% compared to the fourth quarter of 2015, to $5.83. The decrease in cash cost was predominantly the result of the strengthening of the USD compared to the MXN which had the effect of reducing cash operating costs in USD terms (production costs are predominantly denominated in MXN). In addition, cash cost in the fourth quarter of 2016 benefitted from higher by-product credits per payable silver ounce, resulting from an increase in average realized gold, zinc and lead prices. These factors were partly offset by higher MXN unit production costs and the impact of lower payable silver ounces.

Cash cost for the fourth quarter of 2016 increased 77% compared to the third quarter of 2016, due to the impact of lower by-product credits as payable gold ounces declined as a result of lower grades, and the Company also realized lower average gold prices during the fourth quarter of 2016.

Cash cost per Ag eq oz for the year ended December 31, 2016 decreased 9% compared to 2015 and was predominantly the result of the more favourable MXN/USD exchange rates.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 14

Similarly, cash cost per Ag eq oz decreased 7% compared to the fourth quarter of 2015 due to favourable MXN/USD exchange rates.

Cash cost and the associated by-product credits are computed based on sales during the period as opposed to a production basis. As such, the amount of the by-product credit may not directly correlate to the production reported for the period. Similarly, the cost per tonne milled during the period may not directly correlate to the cash cost and cash cost per Ag eq oz reported for the same period due to differences between production and sales volumes. Furthermore, the determination of cash cost per Ag eq oz differs from the determination of cash cost. Refer to Non-IFRS Measures for a detailed reconciliation of cash cost and of cash cost per Ag eq oz.

AISC for the year ended December 31, 2016 was $10.99, a 20% decrease compared to the prior year, primarily due to the reduction in cash cost described above, as well as reductions in sustaining exploration, evaluation and development (“EE&D”) and general and administration (“G&A”) expenditure. The impact of the lower cash cost was partly offset by the impact of an increase in sustaining capital expenditure and lower payable silver ounces which further increased sustaining capital expenditures on a per-unit basis.

AISC for the fourth quarter of 2016 was $16.44, a 9% increase compared to the fourth quarter of 2015, predominantly due to an increase in sustaining capital expenditures, including the construction of the Phase II tailings storage facility and related plant upgrades at Topia. This was partly offset by the reduction in cash cost described above.

Compared to the third quarter of 2016, AISC increased 37%. AISC was significantly higher in the fourth quarter of 2016 compared to the prior quarters of 2016 due to the aforementioned increase in cash cost and due to an increase in sustaining capital and development expenditures. One significant project is the transition to the Topia Phase II tailings storage facility and related plant improvements, which is expected to be completed prior to end of the first quarter of 2017.

AISC per Ag eq oz for the year ended December 31, 2016 was $14.29, a 5% decrease compared to the year ended December 31, 2015. This was mainly attributable to the 9% decrease in cash cost per Ag eq oz described above.

AISC per Ag eq oz for the fourth quarter of 2016 was $16.35, an 8% increase compared to the fourth quarter of 2015. This was mainly attributable to the increase in sustaining capital expenditures, augmented by the impact of a 4% decrease in Ag eq oz sales volumes.

AISC per Ag eq oz for the fourth quarter of 2016 increased 6% from the third quarter of 2016, predominantly due to the increase in sustaining capital expenditures and G&A expenses, partly offset by the impact of the higher sales volumes.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 15

Guanajuato Mine Complex

	2016					2015
	FY	Q4	Q3	Q2	Q1	FY	Q4	Q3	Q2	Q1
Tonnes milled	320,903	81,518	81,602	84,134	73,649	309,944	79,651	77,136	71,131	82,026
Production
Silver (ounces)	1,473,229	347,415	383,598	366,943	375,273	1,708,061	394,655	413,084	482,551	417,770
Gold (ounces)	21,627	5,071	5,306	5,817	5,433	21,126	5,496	5,908	5,173	4,548
Ag eq oz	2,987,073	702,351	755,008	774,160	755,555	3,081,258	751,927	797,119	818,841	713,371
Sales
Payable silver ounces	1,477,695	359,947	335,817	450,167	331,764	1,663,893	349,661	387,860	460,956	465,416
Ag eq oz sold	2,954,567	684,864	708,366	927,800	633,537	2,966,641	695,071	689,926	798,308	783,336
Average ore grades
Silver (g/t)	163	149	164	159	179	192	175	188	233	177
Gold (g/t)	2.43	2.25	2.36	2.52	2.58	2.35	2.39	2.64	2.49	1.92
Metal recoveries
Silver	87.9%	88.7%	88.9%	85.3%	88.5%	89.2%	87.9%	88.5%	90.5%	89.7%
Gold	86.4%	85.9%	85.8%	85.2%	89.0%	90.2%	89.7%	90.2%	91.0%	90.0%
Cost metrics
Cost per tonne milled	$78	$77	$76	$76	$83	$91	$89	$86	$100	$91
Cash cost	$0.85	$4.27	$0.15	$(1.19)	$0.61	$5.77	$6.54	$4.47	$4.88	$7.16
Cash cost per Ag eq oz	$9.48	$9.51	$10.05	$8.97	$9.56	$10.73	$10.86	$9.71	$10.50	$11.76
AISC	$5.20	$10.88	$5.58	$2.22	$2.72	$9.93	$10.53	$9.87	$8.93	$10.51
AISC per Ag eq oz	$11.66	$12.98	$12.62	$10.62	$10.66	$13.02	$12.81	$12.74	$12.84	$13.75

Tonnes of ore processed for the fourth quarter and the year ended December 31, 2016 increased by 2% and 4%, respectively, relative to the prior-year comparative periods.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 16

Metal production (in Ag eq oz terms) at the GMC for the year ended December 31, 2016, decreased 3% compared to the year ended 2015. The decrease reflects the impact of lower silver and lower recoveries of both silver and gold.

Metal production from the GMC decreased 7% compared to the fourth quarter of 2015. The decrease reflects the impact of lower silver and gold grades and gold recoveries, mainly reflecting variances from the modelled mineral resource.

Cash cost for the GMC for the year ended December 31, 2016 was $0.85, an 85% decrease compared to the prior year. The decrease is primarily due to the effect of higher by-product credits associated with higher realized average gold prices. In addition, the strengthening of the USD relative to the MXN reduced cash operating costs in USD terms as these are predominantly incurred in MXN. These factors were partly offset by the impact of higher MXN production cost on a per-unit-basis and the effect of lower payable silver ounces.

The GMC’s cash cost during the fourth quarter of 2016 decreased 35% to $4.27, compared to $6.54 during the fourth quarter of 2015. This was primarily a result of the strengthening of the USD relative to the MXN which reduced production costs in USD terms, lower MXN production cost and higher payable silver ounces. These factors were partly offset by lower by-product credits as gold ounces sold decreased by 12%.

Cash cost per Ag eq oz for the GMC for the year ended December 31, 2016 was $9.48, a 12% decrease compared to the year ended December 31, 2015. This was primarily a result of the strengthening of the USD relative to the MXN which reduced production costs in USD terms, partly offset by the impact of higher MXN production cost on a per-unit-basis and the effect of lower silver equivalent ounces sold.

Similarly, cash cost per Ag eq oz for the GMC was $9.51 for the fourth quarter of 2016; a 12% decrease compared to the fourth quarter of 2015. This was primarily a result of the strengthening of the USD relative to the MXN which reduced production costs in USD terms, partly offset by the effect of lower silver equivalent ounces sold.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 17

AISC for the year ended December 31, 2016 decreased by 48% to $5.20 compared to the year ended December 31, 2015, primarily due to the above-noted reduction in cash cost. In addition, there was a reduction in sustaining EE&D expenditures. These factors were partly offset by an increase in sustaining capital expenditures and the impact of lower payable silver ounces noted above.

AISC for the fourth quarter of 2016 increased by 3% to $10.88, when compared to the fourth quarter of 2015. This was primarily due to an increase in sustaining EE&D and capital expenditures, partly offset by the impact of the reduction in cash cost.

AISC per Ag eq oz for the year ended December 31, 2016 decreased by 10% to $11.66 compared to the prior year, primarily due to the above-noted reduction in cash cost per Ag eq oz. In addition, there was a reduction in sustaining EE&D expenditures, partly offset by the impact of higher sustaining capital expenditures.

AISC per Ag eq oz for the fourth quarter of 2016 increased by 1% to $12.98, when compared to the fourth quarter of 2015. The increase was primarily due to the increase in sustaining EE&D and capital expenditures, and was partly offset by the impact of the reduction in cash cost.

GMC Development

A total of 9,540 metres of development were completed at the GMC during the year ended December 31, 2016, compared to 11,111 metres of development in 2015. The majority of mine development during the year was focused on the San Ignacio Mine. A total of 2,499 metres of development was completed during the fourth quarter of 2016, with the majority of this work associated with San Ignacio.

The Company completed 15,685 metres of exploration drilling at the GMC during 2016, compared to 17,680 metres in 2015. Drilling at the Guanajuato Mine totaled 7,200 metres, and was focused on the Guanajuatito and Valenciana mines. This compares to 13,024 metres of drilling at the Guanajuato Mine in 2015. At San Ignacio, total drilling amounted to 8,458 metres for the year, compared to 4,657 metres in 2015.

The Company’s fourth quarter 2016 drill program at the GMC included 6,746 metres which was focused on Guanajuatito and San Ignacio, with the objective of improving the resource definition in these areas.

In February 2016, CONAGUA required that the Company make formal applications for permits associated with the occupation and construction of the tailings storage facility at the GMC. Following the February meeting, the Company filed its applications. After the Company filed the applications, CONAGUA carried out an inspection of the tailings storage facility and requested further technical information. The Company is in the process of compiling the requested technical information. The compilation, submission, and CONAGUA’s review of such information, has been ongoing for several months, and is expected to continue to extend at least into the second quarter of 2017. The Company believes its current tailings footprint can be maintained and will support operations at the GMC until at least 2020. The Company also believes, based on its meetings and other communication with CONAGUA, that it will be able to obtain all of the above noted permits if and as required, with no suspension of the GMC operations. While the Company is confident that it will obtain the tailings permits, there is no guarantee that it will complete the review process with CONAGUA without any actions that may suspend its operations. Nor is there any guarantee that the terms of such permits will be favourable to the Company. The failure to obtain a required permit could impact the Company’s ability to continue operating at the GMC.

Since the February meeting with CONAGUA, the Company has also discovered through its own undertaking that some additional CONAGUA permits may be needed in connection with water discharge and use at the GMC tailings storage facility and at San Ignacio. An application has been made for the permit in the case of San Ignacio. The Company is assessing whether it requires an additional water use permit during the dry season. The Company is also working on increasing its collection of infiltration water in order to effectively reduce its use of water. The Company believes that it will be able to acquire any necessary water discharge and use permits without any impact to its operations, or modify operating activities such that no additional permits are required, but cannot guarantee that there is no risk in this regard.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 18

Topia Mine

	2016					2015
	FY	Q4	Q3	Q2	Q1	FY	Q4	Q3	Q2	Q1
Tonnes milled	55,836	11,351	13,680	15,771	15,034	65,387	15,223	16,594	16,345	17,225
Custom milling (tonnes)	5,125	1,202	1,197	1,199	1,527	5,687	1,583	1,346	1,560	1,198
Total tonnes milled	60,961	12,553	14,877	16,970	16,561	71,074	16,806	17,940	17,905	18,423
Production
Silver (ounces)	574,031	113,156	126,892	169,783	164,199	677,967	158,534	173,834	166,258	179,341
Gold (ounces)	612	136	117	192	167	614	140	170	149	155
Lead (tonnes)	1,034	213	248	290	282	1,198	278	341	300	279
Zinc (tonnes)	1,496	315	324	433	424	1,850	425	493	491	441
Ag eq oz	897,886	181,421	198,624	263,568	254,273	1,077,863	250,657	283,177	269,514	274,515
Sales
Payable silver ounces	532,557	128,481	106,460	151,282	146,334	614,301	152,509	157,927	146,942	156,923
Ag eq oz sold	788,166	198,484	156,239	220,667	212,776	917,000	226,639	241,271	224,418	224,672
Average ore grade
Silver (g/t)	354	349	322	367	373	356	357	359	350	357
Gold (g/t)	0.56	0.63	0.49	0.59	0.55	0.48	0.48	0.54	0.48	0.44
Lead (%)	1.96	2.03	1.92	1.93	1.97	1.94	1.94	2.16	1.95	1.71
Zinc (%)	2.82	2.97	2.46	2.87	2.96	2.99	2.92	3.13	3.17	2.73
Metal recoveries
Silver	90.4%	88.8%	89.7%	91.3%	91.0%	90.7%	90.7%	90.8%	90.5%	90.8%
Gold	60.6%	59.4%	54.3%	64.0%	62.9%	60.6%	60.4%	59.6%	59.2%	63.5%
Lead	94.4%	92.5%	94.6%	95.2%	95.0%	94.5%	94.4%	94.9%	94.3%	94.5%
Zinc	95.1%	93.4%	96.0%	95.7%	95.1%	94.7%	95.6%	94.9%	94.6%	93.8%
Cost metrics
Cost per tonne milled	$143	$146	$144	$136	$148	$143	$135	$140	$144	$153
Cash cost	$11.43	$10.19	$13.25	$10.35	$12.32	$12.19	$11.82	$11.50	$12.14	$13.31
Cash cost per Ag eq oz	$13.62	$13.83	$15.27	$12.59	$13.27	$13.38	$12.73	$12.62	$13.94	$14.30
AISC	$15.31	$18.56	$19.52	$11.49	$13.34	$13.21	$12.67	$12.25	$13.77	$14.15
AISC per Ag eq oz	$16.24	$19.25	$19.54	$13.38	$13.97	$14.06	$13.31	$13.12	$15.00	$14.90

Mill throughput for Topia (excluding tonnes milled for third parties) for the year ended December 31, 2016 decreased 15% compared to the prior year. This was mainly due to the two temporary plant shut-downs during the third quarter of 2016, as well as the temporary halt in processing operations in early December 2016 to facilitate the transition to the Topia Phase II tailings storage facility (see Topia Development).

Mill throughput for Topia in the fourth quarter of 2016 decreased 25% compared to the fourth quarter of 2015, due to the temporary halt in processing operations in early December 2016.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 19

Metal production at Topia for the year ended December 31, 2016 decreased 17% compared to 2015, mainly due to the reductions in throughput as described above.

Metal production in the fourth quarter of 2016 decreased by 28% compared to the fourth quarter of 2015. This was predominantly due to the 25% reduction in throughput, while the operations also encountered narrower veins which increased dilution and decreased silver grade. As a consequence, recoveries of gold and silver also decreased during the quarter.

For the year ended December 31, 2015, cash cost for Topia was $11.43, a decrease of 6% from the prior year. The decrease in cash cost was primarily driven by the strengthening of the USD against the MXN which reduced costs in USD terms, augmented by higher by-product credits due to higher base metal prices. This was partly offset by an increase in actual MXN-denominated production costs, as well as the impact of lower payable silver ounces.

Cash cost for the fourth quarter of 2016 decreased by 14% to $10.19 compared to the fourth quarter of 2015. The decrease was primarily the result of the strengthening of the USD against the MXN which reduced costs in USD terms, as well as higher by-product credits due to higher lead and zinc prices. This was partly offset by an increase in actual MXN-denominated production costs and the impact of lower payable silver ounces.

Cash cost per Ag eq oz for Topia for the year ended December 31, 2016 was $13.62, a 2% increase compared to the year ended December 31, 2015, primarily driven by lower Ag eq oz sales volumes.

Similarly, cash cost per Ag eq oz for Topia was $13.83 for the fourth quarter of 2016; a 9% increase compared to the fourth quarter of 2015.

AISC for the year ended December 31, 2016 was $15.31, a 16% increase compared to the year ended December 31, 2015, primarily due to the increases in sustaining capital expenditures associated with the construction of the Phase II tailings storage facility and certain plant upgrades (see Topia Development). AISC per Ag eq oz increased 16% compared to the year ended 2015 for similar reasons.

AISC for the fourth quarter of 2016 increased 46% compared to the fourth quarter of 2015, primarily due to the increases in sustaining capital expenditures associated with the construction of the Phase II tailings storage facility and certain plant upgrades. Similarly, AISC per Ag eq oz increased 45% compared to the fourth quarter of 2015.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 20

Topia Development

For the year ended December 31, 2016, underground development totaled 7,118 metres, compared to 8,833 metres in 2015, the majority of which was carried out at the Argentina, 15-22, La Prieta and El Rosario mines.

Underground development for the fourth quarter was 1,833 metres, compared to 2,199 metres in the 2015 comparative period, and focused on the same mines as noted above.

The Company did not undertake exploration drilling at Topia during the years ended December 31, 2016 and 2015 as the mine has sufficient mineral resources to support a 9.5-year mine life at current production levels.

During 2016, the Company received its permit for storage of tailings at the Phase II facility from SEMARNAT (the Mexican environmental permitting agency), contingent on a few requirements including approval of a Study for Change in Use of Soils. The Phase II tailings storage facility entails a change from wet deposition to dry stack, which best aligns with current environmentally sound practices in the industry. In order to accommodate the transition to the Phase II tailing storage facility, and to facilitate plant upgrades, the Company temporarily suspended operations at the Topia processing facility in early December 2016 and milling operations are planned to recommence prior to the end of the first quarter 2017, subject to receiving approval from SEMARNAT of the above referenced study which the Company has submitted and is currently under review. The project includes the installation of a thickener and filter presses, and upgrades to the crushing plant, flotation circuits and ball mills. Mining operations have continued throughout this period, with mined ore stockpiled for future processing. Meanwhile, efforts at the Phase I tailings storage facility were focused on dewatering in order to improve stability and allow for the future use of this facility as a contingency measure. Reviews by the regulatory authorities, coupled with the permitting work undertaken by the Company in connection with the expansion of the Topia tailings facility, have led to a broader review by PROFEPA (the Mexican environmental compliance authority) of all of the Topia operations’ permitting status and environmental compliance, including the historical tailings dating back to the period prior to Great Panther’s ownership. In addition, the Topia Mine has been accepted into a voluntary environmental audit program undertaken by PROFEPA. The audit is expected to commence during March 2017 and to last for several months. The Company anticipates that it will be able to address any potential gaps in existing compliance through a mitigation plan, however, the Company cannot provide complete assurance that the PROFEPA review will not lead to a continued or future suspension of operations. Further, if the environmental or technical reviews identify any non-compliance of the existing facility, there is no assurance that Mexican regulatory authorities will agree to any mitigation plan proposed by the Company. Further, there is no assurance that SEMARNAT will approve the Company’s study required for the reactivation of milling operations at Topia.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 21

SELECTED ANNUAL INFORMATION

The following table sets out selected annual financial results which have been prepared in accordance with IFRS, except as noted:

(in 000’s, unless otherwise noted)	2016	2015	2014
Revenue	$61,881	$56,218	$41,673
Average realized silver price ($/oz)[1]	17.15	15.11	18.28
Average realized gold price ($/oz)[1]	1,267	1,110	1,245
Production costs	34,153	37,802	33,417
Mine operating earnings (loss)	22,022	4,366	(4,720)
Net loss	(4,118)	(7,157)	(25,294)
Basic and diluted loss per share	(0.03)	(0.05)	(0.18)
Adjusted EBITDA[2]	16,519	7,138	195

	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2014
Cash and short-term deposits	56,662	13,685	13,767
Total assets	89,441	51,553	55,013
Total non-current liabilities	5,600	6,713	5,721
Working capital	66,560	25,477	25,213

During 2016, revenue increased by 10% in comparison to 2015, primarily due to increases in the average realized precious metal prices. The effect of increased metal prices was partly offset by a 4% decrease in Ag eq oz sold. Revenue in 2015 increased 35% compared to 2014, primarily due to a 42% increase in Ag eq oz sold from 2014 to 2015. This factor was partially offset by the impact of lower average metal prices realized during 2015.

Total assets at December 31, 2016 increased $37.9 million from those at December 31, 2015 due mainly to the $35.3 million in net cash raised through financing activities during the year, as well $13.6 million in cash flows generated from operating activities. These factors were partly offset by non-cash adjustments to assets such as amortization of $5.4 million and foreign exchange adjustments. Total assets at December 31, 2015 decreased by $3.5 million from those at December 31, 2014. The reduction was primarily due to a $13.6 million increase in accumulated amortization and depletion, which was partially offset by a $7.1 increase in property, plant and equipment, the $1.8 million increase in exploration & evaluation assets associated with the acquisition of the option agreement associated with the CMC, and a $1.2 million increase in current assets.

The net loss recognized by the Company in 2016 decreased compared to that of 2015, predominantly as a result of an increase in mine operating earnings of $17.7 million, partly offset by a $14.3 million increase in foreign exchange losses year over year. The net loss recognized by the Company in 2015 decreased compared to the net loss recognized in 2014. The 2015 net loss reflected a $2.3 million impairment charge against the Company’s exploration & evaluation assets, whereas an $9.0 million impairment was recorded in 2014 against the Company’s mineral properties, plant and equipment attributed to a decline in silver and gold prices and lower forecast expectations for future metal prices. In addition, the decrease in net loss for 2015 reflected a $9.1 million improvement in mine operating earnings, the benefit of a $4.1 million fluctuation in foreign exchange gains and losses, and a $1.6 million reduction in income tax expense. These factors were partly offset by a $2.8 million increase in EE&D expenses and a $0.6 million increase in G&A expenses.

[1]	Average realized gold and silver prices significantly impact the revenue recognized during each reporting period.
[2]	The Company has included non-IFRS performance measures such as mine operating earnings before non-cash items, throughout this document. Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 22

SUMMARY OF SELECTED QUARTERLY INFORMATION

The table below sets out selected quarterly financial results which have been prepared in accordance with IFRS, except for mine operating earnings before non-cash items and adjusted EBITDA, which are non-IFRS measures. The following paragraphs describe the trends in results over the quarters presented and the factors that have contributed to these trends.

	2016				2015
(000’s, unless otherwise noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$12,515	$15,631	$19,596	$14,139	$13,142	$12,863	$14,698	$15,515
Production costs	8,039	8,400	9,509	8,204	9,382	8,447	9,554	10,419
Mine operating earnings before non-cash items[1]	4,476	7,231	10,087	5,935	3,760	4,416	5,144	5,096
Amortization and share-based compensation	2,065	1,159	1,256	1,225	1,289	4,200	3,866	4,695
Mine operating earnings	2,411	6,072	8,831	4,710	2,471	216	1,278	401
Net income (loss) for the period	(1,498)	2,130	(1,332)	(3,418)	(3,725)	(2,565)	(3,617)	2,750
Basic and diluted earnings (loss) per share	(0.01)	0.01	(0.01)	(0.02)	(0.03)	(0.02)	(0.03)	0.02
Adjusted EBITDA[1]	1,376	4,738	7,545	2,860	(428)	1,595	3,222	2,749

Revenue varies based on the quantity of metal produced and sold, metal prices, terms of sales agreements and, for periods prior to the third quarter of 2016, foreign exchange rates. The climate in Mexico allows mining and exploration activities to be conducted throughout the year, therefore, revenue and cost of sales generally do not exhibit variations due to seasonality.

Since the fourth quarter of 2014, the Company gradually increased its production to greater than one million Ag eq oz per quarter and sustained this level from the second quarter of 2015 until the second quarter of 2016. The increase to this level of production was primarily due to the ramp-up of the San Ignacio Mine since the start of commercial production in June 2014. In addition, an increase in average ore grades (up to and including the first quarter of 2016) at all operations had contributed to the increase in production and lowering of unit costs. During the third and fourth quarters of 2016, the Company’s production results were affected by three separate temporary suspensions in operations at the Topia Mine. Since the second quarter of 2016, the Company also experienced some declines in average ore grades, mainly reflecting variances from modelled mineral resources. The details of tonnes milled, average ore grade and metal recoveries are discussed in the Mining Operations section.

Revenue showed quarter-over-quarter increases in the first and second quarters of 2016 as a result of increases in metal production and rising metal prices. For the third and fourth quarters, declines in production noted above and a weakening of precious metal prices led to declines in revenue quarter-over-quarter.

The relationship between the MXN (in which the bulk of the Company’s production costs and EE&D expenses are denominated) and the USD (in which the results are reported) has a significant impact on production costs, and therefore cost of sales, mine operating earnings and net income (loss). Furthermore, the relationship between the CAD and the USD (in which the results are reported) also has an impact net income as the majority of the Company’s G&A expenses are denominated in CAD.

[1]	The Company has included the non-IFRS performance measures, mine operating earnings before non-cash items and Adjusted EBITDA throughout this document. Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 23

Foreign exchange gains and losses arise from the translation of foreign-denominated transactions and balances into the relevant functional currencies of the Company and its subsidiaries. The Company funds its Mexican subsidiaries through USD and CAD loans, while a significant portion of the Company’s working capital is denominated in USD. Prior to the third quarter of 2016, fluctuations between the USD, MXN and the CAD caused significant non-cash, unrealized foreign exchange gains and losses associated with the revaluation of foreign currency working capital and intercompany loan balances of Great Panther and its Mexican subsidiaries. These unrealized gains and losses are recognized in the consolidated net income of the Company.

During the third quarter of 2016, the functional currencies of the Company’s parent company and subsidiaries were reassessed as a result of a change in underlying transactions, events and conditions, including the recent USD financings undertaken by the Company. The USD was determined to be the functional currency of the primary economic environment in which the Canadian parent company and the majority of its subsidiaries operate. Please refer to the Changes in Accounting Policies section of this MD&A.

As a result of this change, the foreign exchange gains and losses reported for the third and fourth quarters of 2016 were much lower than those recognized in prior periods. Foreign exchange gains and losses recognized during the quarter primarily relate to the revaluation of foreign currency working capital balances, including foreign currency forward contracts.

The following graph illustrates the fluctuations in these foreign exchange rates.

Quarterly fluctuations in mine development expenses have also impacted net income. In accordance with the Company’s accounting policies, mine development expenditures incurred at the San Ignacio Mine are expensed as incurred. In addition, the Company commenced expensing the Guanajuato Mine development costs to EE&D expenses at the end of the third quarter of 2015 as the previously-defined Measured & Indicated Resource of the Guanajuato Mine was fully depleted. As such, there has been a trend of increasing mine development expenses over the past eight quarters.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 24

Exploration expenses (a component of EE&D expenses) may vary significantly from quarter to quarter. The majority of these expenses are variable in nature, and fluctuate as a function of the Company’s planned activities. During the first and second quarters of 2015, the Company negotiated and concluded two separate transactions whereby it obtained options to earn interests in the Guadalupe de los Reyes Project (the “GDLR Project”) in Sinaloa, Mexico, and in the CMC. Following this, Great Panther commenced extensive exploration and evaluation work on each of these properties, with the associated costs being recorded as EE&D expenses within the Company’s consolidated net income (loss). Effective the fourth quarter of 2015, the Company recorded an impairment charge of $2.3 million as it determined that the GDLR Project did not warrant further exploration and the Company terminated its option agreement on February 24, 2016. During the second quarter of 2016, the Company terminated its option agreement associated with the CMC and recorded an impairment charge of $1.7 million. Notwithstanding, the Company continued with its evaluation of the CMC and incurred $0.3 million of additional EE&D expenses on the CMC, culminating in the decision by the Company to acquire the CMC.

Other factors that also had a material impact on the Company’s net income over the previous eight quarters include:

•	Beginning in the fourth quarter of 2015, there was a significant decrease in amortization as the previously-defined Measured & Indicated Resource for the Guanajuato Mine was fully depleted during the third quarter of 2015 and the Company ceased capitalization of further development and commenced expensing these costs from that point forward.

•	During the fourth quarter of 2016, the Company wrote down of the remaining carrying value of the Phase I tailings storage facility at Topia.

RESULTS OF OPERATIONS

Year ended December 31, 2016

	FY 2016			FY 2015
Sales quantities	GMC	Topia	Total	GMC	Topia	Total	Change
Silver (ounces)	1,477,696	532,556	2,010,252	1,663,893	614,302	2,278,195	(12)%
Gold (ounces)	21,093	424	21,517	20,041	373	20,414	5%
Lead (tonnes)	-	942	942	-	1,083	1,083	(13)%
Zinc (tonnes)	-	1,023	1,023	-	1,279	1,279	(20)
Silver equivalent ounces sold	2,954,567	788,166	3,742,733	2,966,641	917,000	3,883,641	(4)%
Revenue (000’s)
Silver revenue	$25,287	$9,188	$34,475	$24,975	$9,450	$34,425	0%
Gold revenue	26,749	521	27,270	22,235	424	22,659	20%
Lead revenue	-	1,808	1,808	-	1,933	1,933	(6)%
Zinc revenue	-	2,318	2,318	-	2,423	2,423	(4)%
Ore processing revenue and other	-	410	410	-	444	444	(8)%
Smelting and refining charges	(2,955)	(2,323)	(5,278)	(3,227)	(2,623)	(5,850)	(10)%
Impact of change in functional currency[1]	750	128	878	243	(59)	184	377%
Total revenue	$49,831	$12,050	$61,881	$44,226	$11,992	$56,218	10%
Average realized metal prices & FX rates
Silver (per ounce)			$17.15			$15.11	14%
Gold (per ounce)			1,267			1,110	14%
Lead (per pound)			0.87			0.81	7%
Zinc (per pound)			1.03			0.86	20%
USD/CAD			0.755			0.782	(3)%
USD/MXN			0.054			0.063	(14)%

[1]	The change in functional currency was accounted for on a prospective basis, with prior period comparative information translated to the USD at the foreign exchange rates on July 1, 2016. The July 1, 2016 exchange rates differ from the historical exchange rates used to calculate the previously-disclosed cost per tonne milled, cash cost and AISC metrics, requiring an adjustment in the reconciliation for the prior-period comparatives.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 25

For the year ended December 31, 2016, the Company earned revenues of $61.9 million, compared to $56.2 million for 2015. The increase in revenue was primarily attributable to a 14% increase in the average realized prices for silver and gold (as detailed in the table above). This accounted for an $8.0 million improvement in revenues, while the effect of favourable foreign exchange (prior to the change in functional currency on July 1, 2016) had an estimated positive impact of $0.7 million. In addition, smelting and refining charges, which are netted against revenue, were $0.6 million lower compared to prior year. These factors were partly offset by the impact of 4% lower metal sales volumes which reduced revenues by $3.6 million. The lower metal sales volume corresponds to the decrease in production as detailed in the Mining Operations section of this MD&A.

(000’s)	FY 2016	FY 2015	% Change
Revenue	$61,881	$56,218	10%
Cost of sales:
Production costs	34,153	37,802	(10)%
Amortization and depletion	5,436	13,763	(61)%
Share-based compensation	270	287	(6)%
Total cost of sales	39,859	51,852	(23)%
Mine operating earnings	$22,022	$4,366	404%
Mine operating earnings (% of revenue)	36%	8%
Add:
Amortization and depletion	5,436	13,763	(61)
Share-based compensation	270	287	(6)%
Mine operating earnings before non-cash items[1]	$27,728	$18,416	51%
Mine operating earnings before non-cash items (% of revenue)	45%	33%

The decrease in production costs was predominantly attributable to the decrease in unit production costs during the year ended December 31, 2016 compared to 2015, as the USD strengthened 14% against the MXN which had the impact of reducing MXN production costs in USD terms. This was augmented by the impact of the 4% lower metal sales volumes.

Mine operating earnings before non-cash items for 2016 increased by $9.3 million compared to 2015. This increase was the result of the increase in revenue, combined with the above noted decrease in production costs.

The decrease in amortization and depletion for 2016, compared to 2015, was primarily due to the cessation of amortization of the Guanajuato mineral property in the third quarter of 2015 as it was fully amortized. In addition, there was an increase in the useful lives of certain GMC assets effective January 1, 2016, and the Topia Mine effective July 1, 2015, as a result of the updated mineral resource estimates issued in February 2016 and August 2015, respectively. These factors were partly offset by the impact of the Company amortizing the remaining carrying value of the Phase I tailings storage facility at Topia.

[1]	The Company has included non-IFRS performance measures such as mine operating earnings before non-cash items, throughout this document. Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 26

(000’s)	FY 2016	FY 2015	% Change
General & administrative (G&A) expenses	$5,813	$6,082	(4)%
Exploration & evaluation, and development (EE&D) expenses	$6,127	$6,380	(4)%
Impairment charges	$1,679	$2,303	(27)%
Finance and other (income) expense	$11,012	$(3,238)	(440)%
Income tax expense (recovery)	$1,509	$(4)	(37,825)%
Net income (loss)	$(4,118)	$(7,157)	(42)%

The decrease in G&A expenses for the year ended December 31, 2016 compared to the prior year, was primarily due to a reduction in IT consulting and hosting fees, as well as a reduction in professional services fees.

EE&D expenses decreased for the year ended December 31, 2016 compared to the same period in 2015, due to a $0.5 million decrease in the estimate of reclamation provisions, a $0.2 million decrease in share-based compensation expense, and a $0.2 million net decrease in exploration expenses associated with the GDLR and Coricancha projects. These items were partly offset by a $0.4 million increase in the Company’s EE&D expenses associated with the GMC as the Company’s focus in mine development and exploration drilling shifted from the Guanajuato Mine to the San Ignacio Mine as described in the GMC Development section, and the Company only commenced expensing development expenditures associated with the Guanajuato Mine part-way through 2015.

The impairment charge recognized during 2016 related to the termination of the CMC option agreement that the Company entered into with Nyrstar in May 2015 and terminated in May 2016. The impairment charges recorded during 2015 related to the termination of the option agreement associated with the GDLR Project.

Finance and other expense increased due to the recognition of $11.1 million in (primarily unrealized) net foreign exchange losses during 2016, compared to a $3.1 million foreign exchange gain recorded during 2015. Prior to the change in functional currency of the Company and certain of its Mexican subsidiaries on July 1, 2016, significant foreign exchange differences associated with intercompany balances were recorded and this represented the main component of the $9.5 million net foreign exchange losses during the first half of the year. The foreign exchange losses for the year ended December 31, 2016 also include $0.5 million associated with the Company’s foreign currency forward contracts.

The Company may be subject to significant non-cash, unrealized foreign exchange gains and losses associated with the revaluation of working capital in the books of the Company and its Mexican subsidiaries. Please refer to the Summary of Selected Quarterly Information section of this MD&A for a description of the nature of these net foreign exchange gains and losses.

The net income tax expense for the year ended December 31, 2016 was attributable to a $1.5 million accrual for special mining duty payable in Mexico (which is charged at 7.5% of a taxable net income, adjusted for certain factors), $0.4 million in Mexican withholding taxes, as well as $0.2 million in deferred income tax expense recognized by two of the Company’s Mexican subsidiaries. These factors were partly offset by a $0.6 million reduction in deferred special mining duty payable.

The $3.0 million decrease in net loss in 2016 compared to 2015 was mainly due to a $17.7 million increase in mine operating earnings, a $0.3 million decrease in G&A expenses, a $0.3 million decrease in EE&D expenditures. In addition, the net loss for 2016 included the $1.7 million impairment charge taken upon termination of the CMC option agreement, whereas the net loss for 2015 reflected a $2.3 million impairment charge taken on the GDLR Project. These factors were partly offset by a $1.5 million increase in net income tax expense and a $14.3 million increase in foreign exchange loss.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 27

Adjusted EBITDA increased in 2016 by $9.4 million compared to 2015, primarily due to the $9.3 million increase in mine operating earnings before non-cash items and a $0.5 million decrease in G&A expenses before non-cash items. These factors were partly offset by a $0.4 million increase in EE&D expenses (net of changes in non-cash share based compensation and changes in estimate of reclamation provisions).

Three months ended December 31, 2016

	Q4 2016			Q4 2015
Sales quantities	GMC	Topia	Total	GMC	Topia	Total	Change
Silver (ounces)	359,947	128,481	488,428	349,661	152,509	502,170	(3)%
Gold (ounces)	4,642	110	4,752	5,314	95	5,409	(12)%
Lead (tonnes)		247	247	-	271	271	(9)%
Zinc (tonnes)		274	274	-	307	307	(11)%
Silver equivalent ounces sold	684,864	198,484	883,348	695,071	226,639	921,710	(4)%
Revenue (000’s)
Silver revenue	$5,277	$2,046	$7,323	$4,611	$2,205	$6,816	7%
Gold revenue	4,973	127	5,100	5,258	102	5,360	(5)%
Lead revenue	-	540	540	-	481	481	12%
Zinc revenue	-	769	769	-	501	501	53%
Ore processing revenue (custom milling)	-	91	91	-	129	129	(29)%
Smelting and refining charges	(704)	(604)	(1,308)	(741)	(664)	(1,405)	(7)%
Impact of change in functional currency[1]	-	-	-	1,220	40	1,260	(100)%
Total revenue	$9,546	$2,969	$12,515	$10,348	$2,794	$13,142	(5)%
Average realized metal prices & FX rates
Silver (per ounce)			$14.99			$13.57	10%
Gold (per ounce)			1,073			991	8%
Lead (per pound)			0.99			0.81	22%
Zinc (per pound)			1.27			0.74	72%
USD/CAD			0.750			0.749	0%
USD/MXN			0.051			0.060	(15)%

Revenue decreased by 5% in the fourth quarter of 2016, relative to the fourth quarter of 2015. This was primarily attributable to the 4% decrease in metal sales volumes, which had the effect of reducing revenue by $0.9 million. The lower metal sales volume was predominantly the result of the lower gold grades at the GMC, as well as a decrease in production at Topia due to the temporary halt in operations in early December 2016. In addition, revenue in the fourth quarter of 2015 included a $1.3 million effect of favourable foreign exchange rates (prior to the change in functional currency on July 1, 2016). These negative factors were partly offset by the increase in precious metal prices, as detailed in the table above, which contributed to a $1.5 million increase in revenue.

Compared to the third quarter of 2016, revenue decreased 20%, primarily due to the decrease in realized precious metal prices during the fourth quarter of 2016, which had a negative impact of $3.3 million. In addition, smelting and refining charges, which are netted against revenue, were $0.1 million higher compared to the third quarter of 2016. These negative factors were partly offset by a 2% higher metal sales volumes which had a positive $0.3 million impact.

[1]	The change in functional currency was accounted for on a prospective basis, with prior period comparative information translated to the USD at the foreign exchange rates on July 1, 2016. The July 1, 2016 exchange rates differ from the historical exchange rates used to calculate the previously-disclosed cost per tonne milled, cash cost and AISC metrics, requiring an adjustment in the reconciliation for the prior-period comparatives.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 28

(000’s)	Q4 2016	Q4 2015	% Change	Q3 2016	% Change
Revenue	$12,515	$13,142	(5)%	$15,631	(20)%
Cost of sales:
Production costs	8,039	9,382	(14)%	8,400	(4)%
Amortization and depletion	1,987	1,191	67%	1,083	84%
Share-based compensation	78	98	(20)%	76	3%
Total cost of sales	$10,104	$10,671	(5)%	$9,559	6%
Mine operating earnings (loss)	$2,411	$2,471	(2)%	$6,072	(60)%
Mine operating earnings (loss) (% of revenue)	19%	19%		39%
Add:
Amortization and depletion	$1,987	$1,191	67%	$1,083	84%
Share-based compensation	78	98	(20)%	76	3%
Mine operating earnings before non-cash items[1]	$4,476	$3,760	19%	$7,231	(38)%
Mine operating earnings before non-cash items(% of revenue)	36%	29%		46%

Production costs decreased 14% for the fourth quarter of 2016 compared to the fourth quarter of 2015. The decrease was predominantly attributable to the decrease in unit production costs, as the USD strengthened 15% against the MXN which had the impact of reducing MXN production costs in USD terms. A 4% reduction in metal sales volumes also contributed to the decline in production costs.

Compared to the third quarter of 2016, production costs decreased 4%. The decrease was attributable to the decrease in unit production costs during the fourth quarter of 2016 as the USD strengthened 4% against the MXN which had the impact of reducing MXN production costs in USD terms. This factor was offset by the 2% higher metal sales volumes relative to the third quarter of 2016, which had an impact of $0.2 million.

Mine operating earnings before non-cash items increased by $0.7 million relative to the fourth quarter of 2015 due to the $1.3 million decrease in production costs which exceeded the impact of the $0.6 million decrease in revenue. Relative to the third quarter of 2016, mine operating earnings before non-cash items were $2.8 million lower due primarily to the decline in revenue.

The increase in amortization and depletion during the fourth quarter of 2016, compared to the fourth quarter of 2015, was primarily due to the amortization of the remaining carrying value of the Phase I tailings storage facility at Topia. The amortization and depletion increased compared to the third quarter of 2016 for same reason as noted above.

[1]	The Company has included non-IFRS performance measures such as mine operating earnings before non-cash items, throughout this document. Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 29

(000’s)	Q4 2016		Q4 2015	Change		Q3 2016		Change
G&A expenses		$1,662	$1,705	$(43)	(3)%		$1,284		$378	29%
EE&D expenses		$1,286	$3,213	$(1,927)	(60)%		$1,479		$(193)	(13)%
Impairment charge	$	Nil	$2,303	$(2,303)	(100)%	$	Nil	$	Nil	Nil
Finance and other income (expense)		$(695)	$1,051	$(1,746)	(166)%		$(856)		$161	(19)%
Income tax expense		$267	$27	$240	889%		$323		$(56)	(17)%
Net loss for the period		$(1,498)	$(3,725)	$2,227	(60)%		$2,130		$(3,628)	(170)%

G&A expenses for the fourth quarter of 2016 decreased compared to the same period in 2015 primarily due to lower amortization. Compared to the third quarter of 2016, G&A expenses increased mainly as a result of costs incurred in order to change to USD reporting, as well as legal fees associated with ongoing corporate development activities.

EE&D expenses decreased by $1.9 million in the fourth quarter of 2016 compared to the same period in 2015. During the comparative period, the Company undertook significant exploration and evaluation programs related to the GDLR and Coricancha projects, while project exploration activity was significantly less in the fourth quarter of 2016. In addition, there was also a reduction of $0.7 million in EE&D expenses due to non-cash changes in the estimate of reclamation provisions.

EE&D expenses decreased by $0.2 million compared to the third quarter of 2016, primarily due to a $0.3 million reduction in non-cash changes in estimate of reclamation provisions, partly offset by additional costs associated with the evaluation of the CMC.

There were no impairment charges recognized during the fourth quarter of 2016, while the same quarter in the prior year reflected an impairment charge related to the termination of the GDLR Project option agreement.

Finance and other expense amounted to $0.7 million, compared to finance and other income of $1.1 million during the fourth quarter of 2015. The variance was wholly attributable to foreign exchange gains and losses. During the third quarter of 2016, the Company recognized a $0.9 million foreign exchange loss.

The Company may be subject to significant non-cash, unrealized foreign exchange gains and losses associated with the revaluation of working capital in the books of the Company and its Mexican subsidiaries. Please refer to the Summary of Selected Quarterly Information section of this MD&A for a description of the nature of these net foreign exchange gains and losses.

The net income tax expense for the fourth quarter of 2016 was predominantly attributable to an accrual for special mining duty payable in Mexico (which is charged at 7.5% of a taxable net income, adjusted for certain factors), as well as an accrual for Mexican withholding taxes.

Net loss for the fourth quarter of 2016 amounted to $1.5 million, compared to a net loss of $3.7 million for the fourth quarter of 2015. The improvement in net loss was primarily due to the $1.9 million reduction in EE&D expenses. In addition, the net loss in the fourth quarter of 2015 reflects the $2.3 million impairment charge taken on the GDLR Project. These factors were partly offset by a $1.8 million increase in the foreign exchange loss, a $0.2 million increase in income tax expense and $0.1 million reduction in mine operating earnings.

Net loss for the fourth quarter of 2016 compares to net income of $2.1 million for the third quarter of 2016. The change was primarily due to the $3.7 million reduction in mine operating earnings and a $0.4 million increase in G&A expenses. These factors were partly offset by a $0.2 million reduction in EE&D expenses and a $0.1 million decrease in income tax expense. The Company also recorded a foreign exchange loss that was $0.2 million lower than the foreign exchange loss reported for the third quarter of 2016.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 30

Adjusted EBITDA increased by $1.8 million in the fourth quarter of 2016, compared to the same period in 2015. The improvement in adjusted EBITDA reflects the $0.7 million increase in mine operating earnings before non-cash items as well as a $1.1 million decrease in EE&D expenses (net of changes in non-cash share based compensation and changes in estimate of reclamation provisions).

Adjusted EBITDA decreased by $3.4 million compared to the third quarter of 2016, primarily due to the $2.8 million decrease in mine operating earnings before non-cash items, the $0.4 million increase in G&A expenses reported during the fourth quarter of 2016 and a $0.2 million increase in EE&D expenses (net of changes in non-cash share based compensation and changes in estimate of reclamation provisions).

OUTLOOK

Production and cash cost guidance	FY 2017 Guidance	FY 2016 Actual
Total silver equivalent ounces[1]	4,000,000 - 4,100,000	3,884,960
Total payable silver ounces	1,950,000 - 2,000,000	2,010,252
Cash cost[2]	$ 5.00 – 6.00	$3.65
AISC[2]	$ 14.00 – 16.00	$10.99

For 2017, the Company expects cash cost to increase due to increases in site costs and increased expenditures on definition drilling aimed at reducing grade variability and improving mine planning. AISC is also expected to increase due to the increase in cash cost and greater investment in drilling, development and capital projects. In particular, AISC will reflect the non-recurring capital expenditures in the new tailings facility at Topia which will primarily be incurred in the first quarter of 2017. As a result, AISC for the first quarter of 2017 is expected to be unusually high.

The Company provides the following guidance for capital expenditures and EE&D expenses.

Capex and EE&D expense guidance (in millions)	FY 2017 Guidance	FY 2016 Actual
Capital expenditures	$ 6.3 – 7.3	$4.8
EE&D – operating mines	$ 3.5 – 4.5	$3.0

LIQUIDITY AND CAPITAL RESOURCES

(000’s)	December 31, 2016	December 31, 2015	Change
Cash and cash equivalents	$41,642	$13,685	$27,957
Short-term deposits	$15,020	$-	$15,020
Net working capital	$66,560	$25,477	$41,083

[1]	For 2017 guidance, Ag eq oz have been established using a 70:1 Au:Ag ratio, and ratios of 1:0.0559 and 1:0.676 for the USD price of silver ounces to the USD price for lead and zinc pounds, respectively. For 2016, Ag eq oz were calculated using a 70:1 Ag:Au ratio, and a ratio of 1:0.0504 for the USD price of silver ounces to the USD price for both lead and zinc pounds.
[2]	Cash cost and AISC are non-IFRS measures. Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 31

Cash and cash equivalents increased significantly during 2016 primarily due to the $33.1 million in proceeds received from financings. In addition, the Company generated positive cash flows from operating activities before changes in non-cash working capital of $16.0 million, and received $2.2 million from the exercise of stock options. These factors were partly offset by a $15.0 million increase in short-term deposits (cash invested in term deposits with a maturity exceeding three months from the date of acquisition), $4.7 million invested in mineral properties, plant and equipment, as well as an increase in non-cash net working capital of $2.3 million, and a negative $1.3 million foreign exchange adjustment on cash balances.

The significant increase in net working capital during 2016 reflects the above noted net proceeds from financings and exercise of stock options. In addition, the Company generated $13.6 million in cash flows from operating activities. These factors were partly offset by $4.7 million cash used for investing in non-current assets, and foreign exchange losses recognized on net working capital balances.

Operating activities

For the year ended December 31, 2016, cash flows provided by operating activities amounted to $13.6 million, compared to $5.9 million in 2015. The $7.7 million increase in cash flows provided by operating activities was primarily due to a $9.3 million increase in mine operating earnings before non-cash items and a $0.5 million decrease in G&A expenses before non-cash items. These factors were partly offset by a $1.2 million increase in non-cash net working capital, a $0.7 million fluctuation in net realized foreign exchange gains and losses and a $0.4 million increase in EE&D expenses (net of changes in non-cash share based compensation and changes in estimate of reclamation provisions).

For the quarter ended December 31, 2016, cash flows provided by operating activities amounted to $5.5 million, compared to a negative $0.2 million for the fourth quarter of 2015. The $5.7 million increase in cash flows provided by operating activities was primarily due to a $3.8 million cash inflow associated with a reduction in non-cash net working capital, a $0.7 million increase in mine operating earnings before non-cash items, a $1.3 million decrease in EE&D expenses (net of changes in non-cash share based compensation and changes in estimate of reclamation provisions) and a $0.2 million decrease in income taxes paid. These positive factors were partly offset by a $0.4 million fluctuation in net realized foreign exchange gains and losses.

Investing activities

Following the completion of the Company’s bought deal financing, the Company invested $15.0 million in short-term deposits (term deposits with a maturity date exceeding three months from the date of acquisition). The Company also invested $4.7 million in mineral properties, plant and equipment for the year ended December 31, 2016. Investing activities during the year ended December 31, 2015 included $4.9 million of additions to mineral properties, plant and equipment ($2.1 million of which represented capitalized mine development incurred at the Guanajuato Mine prior to the Company ceasing to capitalize such expenditures), $1.7 million in additions to exploration and evaluation assets related to the CMC option agreement, and the acquisition of Cangold for $0.8 million.

For the fourth quarter of 2016, the Company invested $15.0 million cash in short-term deposits and $1.8 million in mineral property, plant and equipment, compared to $0.7 million invested in mineral properties, plant and equipment during the comparative period in 2015.

Financing activities

Cash flows provided by financing activities amounted to $35.3 million during 2016, compared to $7,000 in 2015. These cash inflows were primarily attributed to $33.1 million of net proceeds received from a bought deal financing and the ATM Offering, with the remainder representing proceeds from the exercise of stock options during the period.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 32

Trends in liquidity and capital resources

The Company raised $5.7 million in gross proceeds from a ATM Offering prior to termination of the facility on December 31, 2016. The Company also closed a bought deal financing during the third quarter of 2016, raising gross proceeds of $29.9 million. The Company intends to use the net proceeds of these financings to fund operating, development and exploration expenditures at the Company’s mining operations and projects, for possible acquisitions, and for general corporate and working capital purposes. To the date of this MD&A, the net proceeds of the ATM Offering and the bought deal offering have not been used and have been placed in short-term bank guaranteed deposits or other similarly secure deposits.

The Company anticipates that cash flows generated from mining activities, along with net working capital, will be sufficient to fund the Company’s operations without requiring any additional capital to meet its planned growth and to fund investment and exploration, evaluation, and development activities for the foreseeable future. However, this is highly dependent on metal prices and the ability of the Company to maintain cost and grade controls at its operations, and subject to changes in the Company’s growth plans and strategy, including plans for the CMC which are in the initial stages. The Company has stated its objective to grow by acquisition and opportunities to make such acquisitions may require additional capital.

The Company’s operating cash flows are very sensitive to the price of silver and gold, foreign exchange rate fluctuations, as well as ore grade fluctuations, and the cash-flow outlook provided in the above paragraph may vary significantly. Spending plans may also be adjusted in response to changes in operating cash-flow expectations. An increase in average silver prices and gold prices from current levels may result in an increase in planned expenditures in 2017 and, conversely, weaker average silver prices and gold prices could result in a reduction of planned expenditures.

The Company has no debt, other than trade and other payables. The Company has a $10.0 million credit facility from Auramet International LLC (“Auramet”). The facility expires on June 30, 2017 and bears interest at a rate of LIBOR plus 5%. The Company has not drawn down any amounts on this credit facility. In addition, Auramet has also provided the Company with a $0.5 million margin credit facility to support entering into any derivative instruments associated with sales of metals marketed to parties other than Auramet. Such arrangements would entail pricing of the Company’s produced metals in advance of customary periods of pricing and settlement which are typically two to three months from the date of production. The Company does not enter into any long-term hedging arrangement in respect of its silver and gold production.

Contractual Obligations

(000’s)	Total	1 year	2-3 years	4-5 years	Thereafter
Operating lease payments	$1,378	$238	$454	$445	$241
Equipment purchases	816	816	-	-	-
Drilling services	73	73	-	-	-
Consulting	6	6	-	-	-
Reclamation and remediation (undiscounted)	4,670	-	480	697	3,493
Total	$6,943	$1,133	$934	$1,142	$3,734

Off-Balance sheet arrangements

Other than as disclosed, the Company had no material off-balance sheet arrangements as at the date of this MD&A, that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 33

TRANSACTIONS WITH RELATED PARTIES

During 2016, the Company’s key management included the Company’s Directors, the President and CEO, the COO, the CFO, and two Vice Presidents. The compensation paid or payable to key management for the year ended December 31, 2016 was $2.9 million (2015 - $2.8 million). The Company is committed to making severance payments amounting to approximately $1.8 million to certain officers and management in the event that there is a change in control of the Company.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based on historical experience and other factors considered to be reasonable, and are reviewed on an ongoing basis. Actual results may differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The Company has identified the following areas where estimates and assumptions are made and where actual results may differ from the estimates under different assumptions and conditions and may materially affect financial results of the Company’s statement of financial position reported in future periods.

Resource estimation

The accuracy of resource estimates is a function of the quantity and quality of available data and assumptions made and judgments used in the geological and engineering interpretation, and may be subject to revision based on various factors. Changes in resource estimates may impact the carrying value of mineral property, plant and equipment, the calculation of amortization and depletion, the capitalization of mine development costs, and the timing of cash flows related to reclamation and remediation provision.

Useful lives of mineral properties, plant and equipment

The Topia Mine mineral property is depleted using the straight-line method over the estimated remaining life of the mine. The Company estimates the remaining life of its producing mineral properties on an annual basis using a combination of quantitative and qualitative factors including historical results, mineral resource estimates, and management’s intent to operate the property. The estimated remaining life of the producing mineral property is used to calculate amortization and depletion expense, assess impairment charges and the carrying values of assets, and for forecasting the timing of the payment of reclamation and remediation costs.

There are numerous uncertainties inherent in the estimation of the remaining lives of the producing mineral properties, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, or production costs may change the economic status of the resources, estimates of production from areas not included in the NI 43-101 reports, and management’s intent to operate the property and may ultimately have a material impact on the estimated remaining lives of the properties.

Reclamation and remediation provisions

The amounts recorded for reclamation and remediation provisions are based on estimates prepared by third party environmental specialists, if available, or by persons within the Company who have the relevant skills and experience. These estimates are based on remediation activities required by environmental laws in Mexico, the expected timing of cash flows, and the pre-tax risk free interest rates on which the estimated cash flows have been discounted. These estimates also include an assumption of the rate at which costs may inflate in future periods. Actual results could differ from these estimates. The estimates require extensive judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 34

Review of asset carrying values and assessment of impairment

The Company reviews each asset or cash generating unit at each reporting date to determine whether there are any indicators of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating unit is measured at the higher of fair value less costs to sell and value in use.

The determination of fair value and value in use requires management to make estimates and assumptions about expected production and sales volumes, metal prices, ore tonnage and grades, recoveries, operating costs, reclamation and remediation costs, future capital expenditures and appropriate discount rates for future cash flows. The estimates and assumptions are subject to risk and uncertainty, and as such there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the statement of comprehensive income.

Revenue from concentrate sales

Revenue from the sale of metals in concentrate is recorded at the time when it is probable that the economic benefits associated with the transaction will flow to the Company, the risks and rewards of ownership are transferred to the customer and the revenue can be reliably measured. Variations between the sales price recorded at the initial recognition date and the actual final sales price at the settlement date caused by changes in market metals prices result in an embedded derivative in the related trade accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as a component of revenue. During periods of high price volatility, the effect of mark-to-market price adjustments related to the concentrate shipments which remain to be settled could be significant. In addition, actual settlement prices could vary significantly from the estimated prices or forward prices at each reporting date.

Income taxes and recoverability of deferred tax assets

In assessing the probability of realizing income tax assets, the Company makes estimates related to expected future taxable income, potential tax planning opportunities, estimated timing of reversals of temporary differences, and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. Where applicable tax laws and regulations are unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur which may materially affect the amounts of income tax assets recognized. In addition, future changes in tax laws could limit the Company’s ability to realize the benefits from deferred tax assets.

CHANGES IN ACCOUNTING POLICIES

The Company has not adopted any new accounting standards for the year ended December 31, 2016 that has had a material impact on the Company’s financial results, except for the change in presentation currency from the CAD to the USD, as disclosed in note 3(c) of the audited consolidated financial statements for the year ended December 31, 2016.

The following are accounting standards anticipated to be effective January 1, 2017 or later:

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 35

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued a new IFRS 15 Revenue from contracts with customers. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. In September 2015, the IASB deferred the effective date of the standard to annual periods beginning on or after January 1, 2018, with earlier application permitted. The Company is currently evaluating the impact that these standards are expected to have on its consolidated financial statements.

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement, and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. New disclosure requirements will apply. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The Company is currently evaluating the impact these standards are expected to have on its consolidated financial statements.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases, which will replace IAS 17 Leases. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than twelve months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. The standard will be effective for annual periods beginning on or after January 1, 2019, but earlier application is permitted for entities that apply IFRS 15 Revenue from Contracts with Customers at or before the date of initial adoption of IFRS 16. The extent of the impact of adoption of the standard has not yet been determined.

There are no other IFRS or IFRIC interpretations that are not yet effective that would be expected to have a material impact.

FINANCIAL INSTRUMENTS

(000’s)	Fair value (1)	Basis of measurement	Associated risks
Cash and cash equivalents	$41,642	Amortized cost	Credit, currency, interest rate
Short-term deposits	$15,020	Amortized cost	Credit, interest rate
Marketable securities	$5	Fair value through other comprehensive income	Exchange
Trade receivables	$5,395	Fair value through profit and loss	Credit, commodity price
Other receivables	$438	Amortized cost	Credit, currency
Derivative instruments	$(536)	Fair value through profit and loss	Credit, currency, interest rate
Trade and other payables	$(6,017)	Amortized cost	Currency, liquidity

The Company is exposed in varying degrees to a number of risks from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. The types of risk exposure and the way in which such exposures are managed by the Company are provided in note 16 of the annual audited consolidated financial statements for the year ended December 31, 2016.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 36

SECURITIES OUTSTANDING

As of the date of this MD&A, the Company had 167,718,038 common shares issued, 9,343,750 warrants and 8,268,847 options outstanding.

CONTROLS AND PROCEDURES

Disclosure controls and procedures within the Company have been designed to provide reasonable assurance that all relevant information is identified to its President and Chief Executive Officer (“CEO”), its Chief Financial Officer (“CFO”) to ensure appropriate and timely decisions are made regarding public disclosure.

Internal controls over financial reporting have been designed by management, under the supervision of, and with the participation of the Company's CEO and CFO, to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its preparation of financial statements for external purposes in accordance with IFRS.

Management’s Report on Disclosure Controls and Procedures

Management, under the supervision of and with the participation of the Company's CEO and CFO, evaluated the effectiveness of the Company's disclosure controls and procedures and concluded, as at December 31, 2016, that such disclosure controls and procedures were effective.

Management’s Report on Internal Controls over Financial Reporting

Management, under the supervision of and with the participation of the Company’s CEO and CFO, evaluated the effectiveness of the Company’s internal controls over financial reporting. In making this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commissions (“COSO”) in Internal Control - Integrated Framework (2013). Based on that evaluation, management and the CEO and CFO have concluded that, as at December 31, 2016, the Company’s internal controls over financial reporting were effective.

Changes in Internal Controls over Financial Reporting

During the year ended December 31, 2016, the Company employed additional management review controls in executing the change in functional currency and the change in presentation currency as disclosed in note 3(c) of the audited consolidated financial statements for the year ended December 31, 2016. There have been no other changes to the Company’s internal controls over financial reporting during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial preparation and presentation.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 37

NON-IFRS MEASURES

The Company has included certain non-IFRS performance measures throughout this MD&A, including cost per tonne milled, cash cost, cash cost per Ag eq oz, AISC, AISC per Ag eq oz and mine operating earnings before non-cash items, each as defined in this section. The Company employs these measures internally to measure its operating and financial performance and to assist in business decision making. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders also use these non-IFRS measures as information to evaluate the Company’s operating and financial performance. As there are no standardized methods of calculating these non-IFRS measures, the Company’s methods may differ from those used by others and, accordingly, the use of these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

EBITDA and adjusted EBITDA

EBITDA is a non-IFRS measure that provides an indication of the Company’s continuing capacity to generate income from operations before taking into account management’s financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income excluding interest expense, interest income, amortization and depletion, and income taxes.

Adjusted EBITDA is also a non-IFRS measure in which EBITDA is adjusted to exclude share-based compensation expense, foreign exchange gains or losses, impairment charges, changes in reclamation estimates recorded in EE&D, and non-recurring items. Foreign exchange gains or losses may consist of both realized and unrealized gains or losses. Under IFRS, entities must reflect in compensation expense the cost of share-based compensation. In the Company’s circumstances, share-based compensation can involve a significant accrual of amounts that will not be settled in cash but are settled by the issuance of shares in exchange. The Company discloses adjusted EBITDA to aid in understanding of the results of the Company and is meant to provide further information about the Company’s financial results to investors.

(000’s)	Q4 2016	Q4 2015	FY 2016	FY 2015
Loss for the period	$(1,498)	$(3,725)	$(4,118)	$(7,157)
Income tax expense (recovery)	267	27	1,509	(4)
Interest income	(107)	(28)	(225)	(223)
Interest expense	25	25	99	131
Amortization and depletion of mineral properties, plant and equipment	2,005	1,244	5,576	13,963
EBITDA	$692	$(2,457)	$2,841	$6,710
Foreign exchange loss (gain)	730	(1,037)	11,135	(3,121)
Share-based compensation	233	329	1,026	946
Changes in reclamation estimates recorded in EE&D	(279)	435	(162)	300
Impairment charges	-	2,303	1,679	2,303
Adjusted EBITDA	$1,376	$(427)	$16,519	$7,138

Mine operating earnings before non-cash items

Mine operating earnings before non-cash items is a non-IFRS measure that provides a measure of the Company’s mine operating earnings on a cash basis. This measure is provided in order to better assess the cash generation ability of the Company’s operations, before G&A expenses and EE&D expenses. A reconciliation of mine operating earnings is provided in the Results of Operations section.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 38

Cost per tonne milled

The Company uses the non-IFRS measure of cost per tonne milled to manage and evaluate operating performance at each of its mines. Cost per tonne milled is calculated based on the total production costs on a sales basis, adjusted for changes in inventory, to arrive at total production costs that relate to metal production during the period. These total production costs are then divided by the number of tonnes milled during the period.

Management believes that the Company’s ability to control cost per tonne milled is one of its key performance indicators of results of operations. The Company believes this measure provides investors and analysts with useful information about its underlying cost of operations and how management controls those costs.

To facilitate a better understanding of this measure as calculated by the Company, a detailed reconciliation between cost per tonne milled and the Company’s cost of sales as reported in the Company’s consolidated statements of comprehensive income is provided below.

(000’s, unless otherwise noted)	GMC		Topia		Consolidated
	Q4 2016	Q4 2015	Q4 2016	Q4 2015	Q4 2016	Q4 2015
Production costs (sales basis)	$5,807	$6,956	$2,232	$2,406	$8,039	$9,362
Change in concentrate inventory	460	331	(394)	(85)	66	246
Impact of change in functional currency[1]	-	(173)	-	(49)	-	(222)
Production costs (production basis)	6,267	$7,114	$1,838	$2,272	8,105	$9,386
Tonnes milled, including custom milling	81,518	79,651	12,553	16,806	94,071	96,457
Cost per tonne milled	$77	$89	$146	$135	$86	$97
	FY 2016	FY 2015	FY 2016	FY2015	FY 2016	FY 2015
Production costs (sales basis)	$25,246	$27,914	$8,907	$9,888	$34,153	$37,802
Change in concentrate inventory	(70)	(191)	(76)	58	(146)	(133)
Impact of change in functional currency[1]	(225)	571	(92)	236	(317)	807
Production costs (production basis)	$24,951	$28,294	$8,739	$10,182	$33,690	$38,476
Tonnes milled, including custom milling	320,903	309,944	60,961	71,074	381,864	381,018
Cost per tonne milled	$78	$91	$143	$143	$88	$101

Cash cost

The Company uses the non-IFRS measure of cash cost to manage and evaluate operating performance at each of its mines. It is a widely-reported measure in the silver mining industry as a benchmark for performance, but does not have a standardized meaning. Cash cost is calculated based on the total cash operating costs with the deduction of revenues attributable to sales of by-product metals net of the respective smelting and refining charges. By-products consist of gold at the GMC, and gold, lead and zinc at Topia.

Management believes that the Company’s ability to control cash cost is one of the key performance indicators for its operations. Having low cash cost facilitates profitability even during times of declining commodity prices and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improves the Company’s financial condition. The Company believes these measures provide investors and analysts with useful information about its underlying cash cost of operations and the impact of by-product revenue on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow.

[1]	The change in functional currency was accounted for on a prospective basis, with prior period comparative information translated to the USD at the foreign exchange rates on July 1, 2016. The July 1, 2016 exchange rates differ from the historical exchange rates used to calculate the previously-disclosed cost per tonne milled, cash cost and AISC metrics, requiring an adjustment in the reconciliation for the prior-period comparatives.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 39

The Company’s primary business is silver production and its future development and current operations focus on maximizing returns from silver production, and other metal production is associated with the silver production process. Accordingly, gold, zinc and lead produced from operations are considered by-products. As a result, the Company’s non-IFRS cost performance measures are disclosed on a per payable silver ounce basis. When deriving the production costs associated with an ounce of silver, the Company includes by-product credits from gold, zinc and lead sales that are associated with the silver production process, thereby allowing the Company’s management and other stakeholders to assess the net costs of silver production.

To facilitate a better understanding of this measure as calculated by the Company, a detailed reconciliation between the cash cost and the Company’s cost of sales as reported in the Company’s consolidated statements of comprehensive income is provided below. A breakdown is provided as to how the by-product revenues applied are attributed to the individual by-product metals.

	GMC		Topia		Consolidated
(000’s, unless otherwise noted)	Q4 2016	Q4 2015	Q4 2016	Q4 2015	Q4 2016	Q4 2015
Production costs	$5,807	$6,956	$2,232	$2,406	$8,039	$9,362
Smelting and refining charges	704	741	604	664	1,308	1,405
Revenue from custom milling	-	-	(91)	(129)	(91)	(129)
Cash operating costs	$6,511	$7,697	$2,745	$2,941	$9,256	$10,638
Gross by-product revenue[1]
Gold by-product revenue	(4,973)	(5,258)	(127)	(102)	(5,100)	(5,360)
Lead by-product revenue	-	-	(540)	(481)	(540)	(481)
Zinc by-product revenue	-	-	(769)	(501)	(769)	(501)
	$1,538	$2439	$1,309	$1,857	$2,847	$4,296
Impact of change in functional currency[2]	-	(151)	-	(55)	-	(206)
Cash operating costs, net of by-product revenue	$1,538	$2,288	$1,309	$1,802	$2,847	$4,090
Payable silver ounces sold	359,947	349,661	128,481	152,509	488,428	502,170
Cash cost	$4.27	$6.54	$10.19	$11.82	$5.83	$8.14

[1]	Gross by-product revenue is defined as revenue from the by-products of silver, specifically gold at GMC and gold, lead and zinc at Topia, net of the respective smelting and refining charges and net of mining duties calculated on the applicable gross revenue. The by-product revenues attributable to each by-product metal are included.

[2]	The change in functional currency was accounted for on a prospective basis, with prior period comparative information translated to the USD at the foreign exchange rates on July 1, 2016. The July 1, 2016 exchange rates differ from the historical exchange rates used to calculate the previously-disclosed cost per tonne milled, cash cost and AISC metrics, requiring an adjustment in the reconciliation for the prior-period comparatives.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 40

(000’s, unless otherwise noted)	GMC		Topia		Consolidated
	FY 2016	FY 2015	FY 2016	FY 2015	FY 2016	FY 2015
Production costs	$25,246	$27,914	$8,907	$9,888	$34,153	$37,802
Smelting and refining charges	2,955	3,227	2,323	2,623	5,278	5,850
Revenue from custom milling	-	-	(410)	(444)	(410)	(444)
Cash operating costs	$28,201	$31,141	10,820	$12,067	$39,021	$43,208
Gross by-product revenue[1]
Gold by-product revenue	(26,749)	(22,235)	(521)	(424)	(27,270)	(22,659)
Lead by-product revenue	-	-	(1,808)	(1,933)	(1,808)	(1,933)
Zinc by-product revenue	-	-	(2,318)	(2,423)	(2,318)	(2,423)
	$1,452	$8,906	$6,173	$7,287	$7,625	$16,193
Impact of change in functional currency[2]	(195)	694	(85)	204	(280)	898
Cash operating costs, net of by-product revenue	$1,257	$9,600	$6,088	$7,491	$7,345	$17,091
Payable silver ounces sold	1,477,695	1,663,893	532,557	614,301	2,010,252	2,278,194
Cash cost	$0.85	$5.77	$11.43	$12.19	$3.65	$7.50

Cash cost per Ag eq oz

Cash cost per Ag eq oz is calculated based on the total cash operating costs divided by silver equivalent ounces sold. The cash cost per Ag eq oz calculation does not deduct revenues attributable to sales of by-product metals from the costs associated with metal production process, thereby allowing the Company’s management and other stakeholders to assess the total costs associated with all metal production. Management believes this non-IFRS measure provides investors and analysts with useful information about its underlying cash cost of operations as it is not influenced by fluctuations in metal prices.

To facilitate a better understanding of this measure as calculated by the Company, a detailed reconciliation between the cash cost per Ag eq oz and the Company’s cost of sales as reported in the Company’s consolidated statements of comprehensive income is provided below.

(000’s, unless otherwise noted)	GMC		Topia		Consolidated
	Q4 2016	Q4 2015	Q4 2016	Q42015	Q4 2016	Q4 2015
Production costs	$5,807	$6,956	$2,232	$2,406	$8,039	$9,362
Smelting and refining charges	704	741	604	664	1,308	1,405
Revenue from custom milling	-	-	(91)	(129)	(91)	(129)
	$6,511	$7,697	$2,745	$2,941	$9,256	$10,638
Impact of change in functional currency[2]	-	(151)	-	(55)	-	(206)
Cash operating costs	$6,511	$7,546	$2,745	$2,886	$9,256	$10,432
Silver equivalent ounces sold	684,864	695,071	198,484	226,639	883,348	921,710
Cash cost per Ag eq oz	$9.51	$10.86	$13.83	$12.73	$10.48	$11.32

[1]	Gross by-product revenue is defined as revenue from the by-products of silver, specifically gold at GMC and gold, lead and zinc at Topia, net of the respective smelting and refining charges and net of mining duties calculated on the applicable gross revenue. The by-product revenues attributable to each by-product metal are included.
[2]	The change in functional currency was accounted for on a prospective basis, with prior period comparative information translated to the USD at the foreign exchange rates on July 1, 2016. The July 1, 2016 exchange rates differ from the historical exchange rates used to calculate the previously-disclosed cost per tonne milled, cash cost and AISC metrics, requiring an adjustment in the reconciliation for the prior-period comparatives.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 41

(000’s, unless otherwise noted)	GMC		Topia		Consolidated
	FY 2016	FY 2015	FY 2016	FY 2015	FY 2016	FY 2015
Production costs	$25,246	$27,914	$8,907	$9,888	$34,153	$37,802
Smelting and refining charges	2,955	3,227	2,323	2,623	5,278	5,850
Revenue from custom milling	-	-	(410)	(444)	(410)	(444)
	$28,201	$31,141	$10,820	$12,067	$39,021	$43,208
Impact of change in functional currency[2]	(195)	694	(85)	204	(280)	898
Cash operating costs	$28,006	$31,835	$10,735	$12,271	$38,741	$44,106
Silver equivalent ounces sold	2,954,567	2,966,641	788,166	917,000	3,742,733	3,883,641
Cash cost per Ag eq oz	$9.48	$10.73	$13.62	$13.38	$10.35	$11.36

All-in sustaining cost (AISC)

AISC is a non-IFRS measure and has been calculated based on World Gold Council (“WGC”) guidance released in 2013. The WGC is not a regulatory organization and does not have the authority to develop accounting standards for disclosure requirements. The Company believes that the disclosure of this measure provides a broader measure of the cost of producing an ounce of silver at its operations as the measure includes sustaining capital and EE&D expenditures, G&A costs, and other costs not commonly included in the cost of production and therefore not included in cash cost.

AISC starts with cash cost net of by-product revenues and adds G&A expenditures inclusive of share-based compensation (“SBC”), accretion of reclamation provision, sustaining exploration and evaluation expenses, sustaining mine development costs and sustaining capital expenditures. Sustaining expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output. Excluded are non-sustaining capital expenditures, which result in a material increase in the life of assets, materially increase resources or reserves, productive capacity, future earning potential, or result in significant improvements in recovery or grade.

(000’s, unless otherwise noted)	GMC		Topia		Corporate		Consolidated
	Q4 2016	Q4 2015	Q4 2016	Q4 2015	Q4 2016	Q4 2015	Q4 2016	Q4 2015
Cash operating costs, net of by-product revenue [1]	$1,538	$2,288	$1,309	$1,802	$-	$-	$2,847	$4,090
G&A costs	-	-	-	-	1,457	1,461	1,457	1,461
Share-based compensation	-	-	-	-	233	329	233	329
Accretion	2	2	3	2	-	-	5	4
Sustaining EE&D costs	1,480	1,000	31	44	40	-	1,551	1,044
Sustaining capitalized mine development and capital costs	895	408	1,041	87	-	236	1,936	731
	$3,915	$3,698	$2,384	$1,935	$1,730	$2,026	$8,029	$7,659
Impact of change in functional currency[2]	-	(15)	-	(3)	-	(59)	-	(77)
All-in sustaining costs	$3,915	$3,683	$2,384	$1,932	$1,730	$1,967	$8,029	$7,582
Payable silver ounces sold	359,947	349,661	128,481	152,509	n/a	n/a	488,428	502,170
AISC	$10.88	$10.53	$18.56	$12.67	n/a	n/a	$16.44	$15.10

[1]	Cash operating costs, net of by-product revenue, are reconciled to the Company’s financial statements in the cash cost table.
[2]	The change in functional currency was accounted for on a prospective basis, with prior period comparative information translated to the USD at the foreign exchange rates on July 1, 2016. The July 1, 2016 exchange rates differ from the historical exchange rates used to calculate the previously-disclosed cost per tonne milled, cash cost and AISC metrics, requiring an adjustment in the reconciliation for the prior-period comparatives.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 42

(000’s, unless otherwise noted)	GMC		Topia		Corporate		Consolidated
	FY 2016	FY 2015	FY 2016	FY 2015	FY 2016	FY 2015	FY 2016	FY 2015
Cash operating costs, net of by-product revenue[1]	$1,257	$9,600	$6,088	$7,491	$-	$-	$7,345	$17,091
G&A costs	-	-	-	-	4,959	5,435	4,959	5,435
Share-based compensation	-	-	-	-	1,026	946	1,026	946
Accretion	8	20	12	33	-	-	20	53
Sustaining EE&D costs	3,590	2,539	222	93	371	-	4,183	2,632
Sustaining capitalized mine development and capital costs	2,843	4,200	1,835	480	-	236	4,678	4,916
	$7,698	$16,359	$8,157	$8,097	$6,356	$6,617	$22,211	$31,073
Impact of change in functional currency[2]	(10)	157	(5)	18	(94)	106	(109)	281
All-in sustaining costs	$7,688	$16,516	$8,152	$8,115	$6,262	$6,723	$22,102	$31,354
Payable silver ounces sold	1,477,695	1,663,893	532,557	614,301	n/a	n/a	2,010,252	2,278,194
AISC	$5,.20	$9.93	$15.31	$13.21	n/a	n/a	$10.99	$13.76

The above costs are included in the Company’s condensed interim consolidated financial statements as follows:

Item	Source
G&A costs	Consolidated statements of comprehensive income
Share-based compensation	Consolidated statements of comprehensive income
Accretion	Included in Finance and other income within the consolidated statements of comprehensive income
Sustaining EE&D costs	A subset of the total exploration and evaluation, and development expenses within the consolidated statements of comprehensive income
Sustaining capitalized mine development and capital costs	Included within mineral properties, plant and equipment additions on the statement of financial position

Management believes that the AISC measure represents the total sustainable costs of producing silver from current operations, and provides additional information of the Company’s operational performance and ability to generate cash flows.

In the above tables, any expenses incurred in respect of El Horcón, Santa Rosa, the GDLR Project and the CMC were considered non-sustaining.

AISC per Ag eq oz

AISC per Ag eq oz starts with operating cash cost and adds G&A expenditures inclusive of share-based compensation, accretion of reclamation provision, sustaining exploration and evaluation expenses, sustaining mine development costs and sustaining capital expenditures. The Company believes that the disclosure of this measure provides a broader measure of the cost of all metal production at its operations, as measured by silver equivalent ounces, as the cost metric includes sustaining capital and EE&D expenditures, G&A costs, and other costs not commonly included in the cost of production and therefore not included in cash cost per Ag eq oz.

[1]	Cash operating costs are reconciled to the Company’s financial statements in the cash cost table.
[2]	The change in functional currency was accounted for on a prospective basis, with prior period comparative information translated to the USD at the foreign exchange rates on July 1, 2016. The July 1, 2016 exchange rates differ from the historical exchange rates used to calculate the previously-disclosed cost per tonne milled, cash cost and AISC metrics, requiring an adjustment in the reconciliation for the prior-period comparatives.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 43

(000’s, unless otherwise noted)	GMC		Topia		Corporate		Consolidated
	Q4 2016	Q4 2015	Q4 2016	Q4 2015	Q4 2016	Q4 2015	Q4 2016	Q4 2015
Cash operating costs[1]	$6,511	$7,537	$2,745	$2,890	$-	$-	$9,256	$10,427
G&A costs inclusive of SBC	-	-	-	-	1,457	1,461	1,457	1,461
Share-based compensation	-	-	-	-	233	329	233	329
Accretion	2	2	3	2	-	-	5	4
Sustaining EE&D costs	1,480	1,000	31	44	40	-	1,551	1,044
Sustaining capitalized mine development and capital costs	895	408	1,041	87	-	236	1,936	731
	$8,888	$8,947	$3,820	$3,023	$1,693	$2,026	$14.438	$13,996
Impact of change in functional currency[2]	-	(44)	-	(7)	-	(56)	-	(107)
All-in sustaining costs	$8,888	$8,903	$3,820	$3,016	$1,693	$1,970	$14.438	$13,389
Silver equivalent ounces sold	684,864	695,071	198,484	226,639	n/a	n/a	883,348	921,710
AISC per Ag eq oz	$12.98	$12.81	$19.25	$13.31	n/a	n/a	$16.35	$15.07

(000’s, unless otherwise noted)	GMC		Topia		Corporate		Consolidated
	FY 2016	FY 2015	FY 2016	FY 2015	FY 2016	FY 2015	FY 2016	FY 2015
Cash operating costs[1]	$28,006	$31,683	$10,735	$12,268	$-	$-	$38,741	$43,951
G&A costs	-	-	-	-	4,959	5,435	4,959	5,435
Share-based compensation	-	-	-	-	1,026	946	1,026	946
Accretion	8	20	12	33	-	-	20	53
Sustaining EE&D costs	3,590	2,539	222	93	371	-	4,183	2,632
Sustaining capitalized mine development and capital costs	2,843	4,200	1,835	480	-	236	4,678	4,916
	$34,447	$38,442	$12,804	$12,874	$6,356	$6,617	$53,607	$57,933
Impact of change in functional currency[2]	(10)	179	(5)	20	(94)	105	(109)	304
All-in sustaining costs	$34,437	$38,621	$12,799	$12,894	$6,262	$6,722	$53,498	$58,237
Silver equivalent ounces sold	2,954,567	2,966,641	788,166	917,000	n/a	n/a	3,742,733	3,883,641
AISC per Ag eq oz	$11.66	$13.02	$16.24	$14.06	n/a	n/a	$14.29	$15.00

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, addressing activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the words “anticipates”, “believes”, “expects”, “may”, “likely”, “plans”, “intends”, “expects”, “may”, “forecast”, “project”, “budgets”, “potential”, and “outlook”, or similar words, or statements that certain events or conditions “may”, “might”, “could”, “can”, “would”, or “will” occur. Forward-looking statements reflect the Company’s current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors, which may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

[1]	Cash operating costs are reconciled to the Company’s financial statements in the cash cost per Ag eq oz table.
[2]	The change in functional currency was accounted for on a prospective basis, with prior period comparative information translated to the USD at the foreign exchange rates on July 1, 2016. The July 1, 2016 exchange rates differ from the historical exchange rates used to calculate the previously-disclosed cost per tonne milled, cash cost and AISC metrics, requiring an adjustment in the reconciliation for the prior-period comparatives.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 44

In particular, this MD&A includes forward-looking statements, principally under the section titled Outlook, but also elsewhere in this document relating to estimates, forecasts, and statements as to management’s expectations, opinions and assumptions with respect to the future production of silver, gold, lead and zinc; profit, operating costs and cash flows; grade improvements; sales volume and selling prices of products; capital and exploration expenditures, plans, timing, progress, and expectations for the development of the Company’s mines and projects; the timing of production and the cash and total costs of production; sensitivity of earnings to changes in commodity prices and exchange rates; the impact of foreign currency exchange rates; expenditures to increase or determine reserves and resources; sufficiency of available capital resources; title to claims; expansion and acquisition plans; and the future plans and expectations for the Company’s properties and operations. Examples of specific information in this MD&A that may constitute forward-looking statements are:

•	Expectation that the acquisition of the CMC will close during the first quarter of 2017;

•	Expectations of the Company’s silver equivalent ounce production for 2017;

•	Plans to undertake approximately 39,500 metres of exploration drilling in 2017 to further define resources, look for vein extensions and test new targets;

•	Anticipated use of the net proceeds from the Company’s equity financings to fund operating, development and exploration expenditures at the Company’s mining operations and projects, for possible future acquisitions and for general corporate and working capital purposes;

•	There are no foreseeable financing requirements under the short form base shelf prospectus;

•	Expectations that the Company can complete the design and construction of the Topia tailings storage facility Phase II expansion and restart the Topia plant prior to the end of the first quarter of 2017;

•	The compilation and submission of technical information by CONAGUA, and CONAGUA’s review of such information, is expected to continue to extend at least into the second quarter of 2017;

•	Expectations that the current tailings footprint at the GMC can be maintained and will support operations at the GMC until at least 2020;

•	Expectations that permits associated with the use and expansion of the tailings storage facility at the GMC will be granted in due course, with no suspension of the GMC operations;

•	The voluntary environmental audit program undertaken by PROFEPA for the Topia Mine is expected to commence during March 2017 and to last for several months;

•	Expectations that any potential gaps in existing compliance associated with the ongoing environmental review of Topia’s operations will be capable of being addressed though a mitigation plan;

•	Guidance for cash cost and AISC for 2017;

•	Guidance for capital expenditures and EE&D expenses for 2017 and beyond for each of the Company’s operating mines and projects;

•	Expectations that cash flows from operations along with current net working capital will be sufficient to fund capital investment and development programs for 2017 and the foreseeable future;

•	Expectations regarding access to additional capital in order to fund additional expansion or development plans, or to undertake an acquisition;

•	Expectations in respect of permitting and development activities; and

•	The Company’s objective to acquire additional mines or projects in the Americas.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 45

These forward-looking statements are necessarily based on a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies, as described below. These assumptions made by the Company in preparing the forward looking information contained in this MD&A, which may prove to be incorrect, include, but are not limited to, general business and economic conditions; the supply and demand for, deliveries of, and the level and volatility of prices of, silver, gold, lead and zinc; expected CAD, MXN and USD exchange rates; the timing of the receipt of regulatory and governmental approvals for development projects and other operations; costs of production, and production and productivity levels; estimated future capital expenditures and cash flows; the continuing availability of water and power resources for operations; the accuracy of the interpretation and assumptions used in calculating reserve and resource estimates (including with respect to size, grade and recoverability); the accuracy of the information included or implied in the various independently produced and published technical reports; the geological, operational and price assumptions on which these technical reports are based; conditions in the financial markets; the ability to attract and retain skilled staff; the ability to procure equipment and operating supplies and that there are no material unanticipated variations in the cost of energy or supplies; the ability to secure contracts for the sale of the Company’s products (metals concentrates); the execution and outcome of current or future exploration activities; that current financial resources will be sufficient for planned activities and to complete further exploration programs; the possibility of project delays and cost overruns, or unanticipated excessive operating costs and expenses; the Company’s ability to maintain adequate internal control over financial reporting, and disclosure controls and procedures; the ability of contractors to perform their contractual obligations; operations not being disrupted by issues such as mechanical failures, labour or social disturbances, illegal occupations and adverse weather conditions; that financial resources will be sufficient to fund new acquisitions, if any.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, changes in commodity prices; changes in foreign currency exchange rates; acts of foreign governments; political risk and social unrest; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; unanticipated operational difficulties due to adverse weather conditions; failure of plant or mine equipment and unanticipated events related to health, safety, and environmental matters; failure of counterparties to perform their contractual obligations; delays in obtaining necessary permits for extension of operations; inability to maintain or obtain permits for operations; inability to restart the Topia plant; inability to complete the Coricancha acquisition; deterioration of general economic conditions, and other risks described herein or in the Company’s most recent Form 40-F/AIF.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A. The Company will update forward-looking statements and information if and when, and to the extent required by applicable securities laws. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Further information can be found in the section entitled Description of the Business – Risk Factors in the most recent Form 40-F/AIF on file with the SEC and Canadian provincial securities regulatory authorities. Readers are advised to carefully review and consider the risk factors identified in the Form 40-F/AIF for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. It is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in the Form 40-F/AIF.

CAUTIONARY NOTE TO US INVESTORS

This MD&A has been prepared in accordance with Canada securities regulations, which differs from the securities regulations of the United States. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are used in accordance with Canadian NI 43-101, however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. In accordance with Canadian rules, estimates of Inferred Mineral Resources cannot form the basis of feasibility or other advanced economic studies. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 46